PREFACE

On April 1, 2003, Air Canada obtained an order from the Ontario Superior Court of Justice (the “Court”) providing creditor protection under the Companies’ Creditors Arrangement Act (“CCAA”). The initial order was amended by the Court on April 25, 2003 and may be further amended by the Court throughout the CCAA proceedings based on motions from Air Canada, its creditors and other interested parties. On April 1, 2003, Air Canada, through its Court-appointed Monitor, also made a concurrent petition for recognition and ancillary relief under Section 304 of the U.S. Bankruptcy Code. The CCAA and U.S. proceedings cover Air Canada and the following of its wholly-owned subsidiaries: Jazz Air Inc., ZIP Air Inc., 3838722 Canada Inc., Air Canada Capital Ltd., Manoir International Finance Inc., Simco Leasing Ltd., and Wingco Leasing Inc. (collectively, the “Applicants”). Aeroplan, Air Canada Vacations and Destina are not included in the CCAA filing. These three subsidiaries continue dealings with their creditors on a normal basis, unaffected by the CCAA and U.S. proceedings.

     The Court order and U.S. proceedings provide for a general stay period that expires on June 30, 2003, subject to extension as the Court may deem appropriate. This stay generally precludes parties from taking any action against the Applicants for breach of contractual or other obligations. The purpose of the stay period order is to provide the Applicants with relief designed to stabilize operations and business relationships with customers, vendors, employees and creditors. During the stay period, Air Canada is developing its revised business plan and negotiating new arrangements with creditors (including aircraft lessors) and labour unions with a view to having those arrangements completed prior to proposing a final plan of arrangement.

     The Applicants continue operations with the consent and assistance of the Court-appointed Monitor and under the provisions of the Court orders. The Applicants are undertaking an operational, commercial, financial and corporate restructuring and will propose a plan of arrangement, which will be submitted to the Court for confirmation after submission to any required vote to creditors for approval. Under the plan of arrangement, claims against and interests in the Applicants will be divided into classes according to their seniority or similarity of interests and each class of creditors will vote on the plan of arrangement as it pertains to that class. No rulings have yet been made on the classification of affected creditors.

     The CCAA filing triggered defaults on substantially all of the Applicants’ debt and lease obligations. The stay period order stays most actions against the Applicants, including employee group actions and most actions to collect pre-filing indebtedness or to exercise control over the Applicants’ property. The order also grants the Applicants with the authority to, among other things, a) pay outstanding and future employee wages, salaries and employee benefits and other employee obligations; b) honour obligations related to airline tickets and Aeroplan redemptions; and c) honour obligations related to the Applicants’ interline, clearing house, code sharing and other similar agreements.

EXPLANATORY NOTES

2002 Accounting Standard Changes

Effective January 1, 2002, Air Canada adopted, with restatement of prior periods, accounting standard amendments related to foreign exchange on long-term monetary items as prescribed by the Canadian Institute of Chartered Accountants standard #1650 – Foreign Currency Translation (CICA 1650). For 2001, the impact of CICA 1650 was a charge to deficit of $522 million to write off December 31, 2001 deferred foreign exchange losses on long-term and perpetual debt. As expected, the new accounting standard has increased the volatility of earnings in periods of significant fluctuation in foreign currency exchange rates relative to the Canadian dollar. Under the new standard, Air Canada recorded, in current income for 2002, $60 million of foreign exchange losses on long-term monetary assets and liabilities denominated in foreign currencies, net of hedging. A loss of $20 million was recorded retroactively in 2001 following the CICA 1650 restatement. Prior to January 2002, under Canadian Generally Accepted Accounting Principles (GAAP), foreign exchange gains or losses on long-term monetary assets and liabilities were deferred and amortized to income over the life of the corresponding asset or liability. The adoption of this policy, including all other foreign exchange related adjustments, increased net losses by $33 million in 2002 and $61 million in 2001.

     Also effective January 1, 2002, Air Canada prospectively adopted accounting standard amendments with respect to Goodwill and Other Intangibles (CICA 3062) and Stock-Based Compensation and Other Stock-Based Payments (CICA 3870). Please refer to Note 2 to the Consolidated Financial Statements for a further description of these changes.

Non-GAAP Earnings (Losses) or Adjusted Earnings (Losses)

Due to the significant events facing Air Canada in 2002 and in prior years, it is particularly relevant to view the financial results on a more normalized basis. Air Canada supplements reported GAAP results with an analysis of earnings (losses) adjusted for non-recurring or other significant items (referred to herein as adjusted earnings (losses) or non-GAAP earnings (losses)) as described on page 16. Non-recurring or other significant items, which are not reflective of the underlying financial performance of the Corporation from ongoing operations, have been removed from reported earnings (losses) for the purposes of adjusted or non-GAAP earnings (losses).

     Adjusted earnings (losses) are not a recognized measure for financial statement presentation under GAAP. Non-GAAP earnings measures (such as adjusted earnings (losses) and operating income (loss) removing non-recurring labour expenses) do not have any standardized meaning and are therefore not likely to be comparable to similar measures presented by other public companies. Readers should consider the adjusted earnings (losses) measures in the context of Air Canada’s GAAP results. Refer to pages 16 to 18 — “Adjusting 1998-2002 Results for Non-recurring or Other Significant Items” for a reconciliation between GAAP results and the adjusted earnings (losses).

Air Canada – 2002 Management Discussion & Analysis of Results / 2002 Financial Statements & Notes

     EBITDAR is a non-GAAP financial measure commonly used in the airline industry to assess earnings before interest, taxes, depreciation and aircraft rent. EBITDAR is calculated by taking operating income and adding back the line items: Depreciation, amortization and obsolescence and Aircraft rent as described below:

($ millions)	1998	1999	2000	2001	2002

GAAP operating income (loss)	95	377	83	(731)	(218)

Add back:
Depreciation, amortization and obsolescence	292	311	408	441	372

Aircraft rent	474	513	713	959	1,109

EBITDAR	861	1,201	1,204	669	1,263

2000 Financial Results — Canadian Airlines

Canadian Airlines financial results from operations are included in the Air Canada accounts beginning with the third quarter of 2000, following its acquisition by Air Canada effective June 30, 2000. The 2000 financial statements, related charts and discussion incorporate Canadian Airlines results only for the July to December 2000 period.

Comparative Figures

Certain comparative figures have been reclassified to conform with the financial statement presentation adopted in the current year.

Mainline or Mainline-related Operations

The charts, discussion and analysis of results contain references to “Mainline” or “Mainline-related” operations. These terms refer to the unconsolidated operations of Air Canada (including Tango by Air Canada) and include, as the context may require, the operations of Aeroplan Limited Partnership (Aeroplan); ZIP Air Inc. (ZIP), a wholly-owned subsidiary airline; Destina.ca Inc. (Destina), a wholly-owned web-based travel company; Air Canada Capital Ltd., a wholly-owned subsidiary whose main business is the leasing of aircraft to Air Canada and ZIP; and other related subsidiaries including Acetek Composites Inc. Mainline or Mainline-related operations exclude the operations of Jazz Air Inc. (Air Canada Jazz or Jazz), Air Canada’ s regional airline; Wingco Leasing Inc. (Wingco), a wholly-owned subsidiary whose main business is the leasing of regional aircraft to Air Canada Jazz and to third party airlines operating under capacity purchase agreements; Touram Inc. (Air Canada Vacations); and other non-airline subsidiaries.

     The Corporation operates in one major business segment, air transportation and related services. The Corporation manages the business, allocates resources and assesses its performance based on the financial information of this one segment.

     However, Air Canada announced, on April 1, 2003, its intention to undertake a corporate reorganization as part of its restructuring under CCAA. As a result, it will create a new holding parent corporation, Air Canada Enterprises, with separate business units for each of the activities in which the Corporation is involved.

Air Canada – 2002 Management Discussion & Analysis of Results / 2002 Financial Statements & Notes

Air Canada Performance at a Glance

Operating Income and Margin

Operating income (loss) ($M)
Operating margin (%)

•	Operating loss of $218 million, a $513 million improvement from 2001.

•	Removing 2002 non-recurring labour expenses, adjusted operating loss of $192 million, a $539 million improvement from 2001.

*	Adjusted for non-recurring or other significant items. See page 16.

EBITDAR

EBITDAR ($M)
EBITDAR margin(%)

•	EBITDAR increased $594 million to $1,263 million in 2002.

•	EBITDAR margin rose 5.9 percentage points over 2001.

•	EBITDAR is net of non-recurring labour expenses of $26 million in 2002 and $178 million in 2000.

EBITDAR is a non-GAAP earnings measure calculated as earnings (operating income) before depreciation, amortization, obsolescence and aircraft rent.

Passenger Revenue Change

Passenger revenues

$M

•	In 2002, passenger revenues increased $67 million or 1 per cent on a 1 per cent reduction in ASM capacity from 2001.

•	North American passenger revenues declined in 2002 while Other international revenues showed marked growth.

More information on page 8.

Passenger Revenue Change (cont’d)

Passenger revenue change by service

$M change 2002 vs 2001

•	Canada Mainline passenger revenues up $108 million or 4 per cent in 2002.

•	Including Jazz regional operations, Canada consolidated passenger revenues down $47 million or 1 per cent.

•	Consolidated US transborder revenues down $173 million or 8 per cent.

•	Other international revenues showed considerable growth over 2001, rising $287 million or 12 per cent.

More information on page 8.

Air Canada – 2002 Management Discussion & Analysis of Results / 2002 Financial Statements & Notes

Air Canada Performance at a Glance (cont’d)

Passenger Revenue Performance

Passenger revenue per available seat mile (RASM)

% change 2002 vs 2001

•	RASM improved 2 per cent year-over-year mainly due to a 2.2 percentage point improvement in passenger load factor.

•	2002 system traffic was up 2 per cent on a 1 per cent reduction in ASM capacity and passenger yield per RPM declined 1 per cent.

More information on page 8.

Operating Cost Performance

Changes in operating expense, ASM and unit cost(1)
Mainline-related operations, removing non-recurring labour
expenses

% change 2002 vs 2001

•	For the full year 2002, Mainline unit costs were down 3 per cent.

•	Mainline ASM capacity was unchanged year-over-year. Aircraft frequencies and flying hours were down 5 per cent due to improved scheduling and increased economy seating on many aircraft types.

•	Lower fuel prices, cost reduction initiatives and increased seating contributed to the unit cost reduction.

(1)	Unit cost is calculated as operating expense (removing non-recurring labour expenses of $26 million in 2002) divided by ASMs.

More information on page 12.

Aircraft Fuel

Fuel price per litre*
Mainline-related operations

Cents

•	Consolidated aircraft fuel expense was down $305 million or 19 per cent on a 1 per cent capacity reduction from 2001.

•	Mainline-related fuel price per litre, net of hedging, declined 13 per cent, on average, during 2002 compared to 2001.

•	In late 2002, fuel prices experienced a major increase and significantly higher fuel prices were in effect for the first quarter of 2003 compared to price levels experienced in 2002.

*	Net of fuel hedging

More information on page 12.

Cash Flows from (used for) Operations

Cash flows from (used for) operations

$M

•	Cash flows used for operations amounted to $95 million in 2002, an improvement of $977 million from 2001.

•	2001 cash flows used for operations included $472 million of major one-time integration-related payments versus integration-related payments of $45 million in 2002.

•	2002 cash flows used for operations included a cash inflow of $145 million for net recoveries of rebates on certain leased aircraft.

More information on page 14.

Air Canada – 2002 Management Discussion & Analysis of Results / 2002 Financial Statements & Notes

Management Discussion and Analysis of Results

OVERVIEW OF 2002

Despite continuing weakness in business travel markets, increased domestic competition and the continuing adverse effect on air travel resulting from the September 11, 2001 terrorist attacks, Air Canada demonstrated a significant improvement in operating results in 2002 but this improvement was not sufficient to deal with the structural problems in the network airline industry in North America. For the second and third quarters of the year, the Corporation reported operating and net profits, the only full service North American air carrier to do so. The fourth quarter of the year was disappointing with revenue declines in the domestic market, increased competition, continuing threat of terrorism, uncertainty in the minds of the travelling public about a potential war in Iraq, rising fuel prices and other expense pressures all leading to a large operating loss.

     For the year, Air Canada reported an operating loss of $218 million, an improvement of $513 million from 2001. Removing non-recurring labour expenses of $26 million recorded in 2002, the adjusted (a) (refer to pages 16 and 17) operating loss of $192 million improved $539 million from 2001. Loss before foreign exchange on long-term monetary items and income taxes amounted to $384 million, $581 million better than the prior year. With the $400 million valuation allowance recorded in the fourth quarter of 2002 against the value of the non-cash future income tax asset (2001 – $453 million), net loss amounted to $828 million or $6.89 per share, a $487 million improvement from the net loss of $1,315 million or $10.95 per share in 2001.

     For the year 2002, passenger revenues increased $67 million or 1 per cent compared to 2001. International markets performed well, however, this was largely offset by domestic revenue reductions at Air Canada Jazz and by a weak US transborder market. With continuing weakness in the business travel market and significantly more consumers looking for low fare air travel, Air Canada expanded its Tango operations and, later in the year, introduced ZIP, its low fare airline subsidiary. In 2002, Tango and ZIP comprised approximately 15 per cent of Mainline ASM capacity. With the improved revenue performance of Aeroplan, Air Canada Vacations and Technical Services, other revenues increased $141 million or 15 per cent. Total revenues increased $215 million or 2 per cent. Operating expenses declined $298 million or 3 per cent, including non-recurring labour expenses of $26 million in 2002. Lower fuel prices were a major contributor to the expense decline as well as cost reductions in numerous areas including commissions, depreciation, aircraft maintenance materials and food, beverages and supplies. Aircraft rent expense, employee benefits and airport and navigation fees were the main areas of cost growth.

     Non-operating expense amounted to $166 million compared to $234 million in the prior year. Net interest expense decreased $54 million mainly as a result of lower interest rates and the favourable effect of a swap transaction completed in early 2002. In 2002, the Corporation recorded provisions on aircraft and inventory values of $32 million (2001 – provisions of $176 million, including aircraft lease provisions) and net losses from asset sales of $10 million (2001 – gains of $91 million). Income of $97 million was recorded in “other” non-operating income in 2002. The “other” non-operating income was mainly comprised of $118 million of gains from the purchase of Air Canada debt, net of a $37 million charge due to the disallowance of a portion of Air Canada’s 2001 Government of Canada assistance claim for the closure of Canada’s airspace following the September 11, 2001 terrorist attacks. In the prior year, Air Canada recorded, in “other” non-operating income, gains of $52 million from the purchase of debt and $105 million of expected proceeds from the above-mentioned Government of Canada assistance claim.

     Since the third quarter 2001, future income tax benefits related to Mainline results of operations have been reduced by a valuation allowance. In addition to recording valuation allowances to reduce tax benefits, consistent with the economic uncertainty in the airline industry as discussed in Note 1 to the Consolidated Financial Statements, a $400 million valuation allowance was recorded in the fourth quarter of 2002 (2001 – $453 million) to reduce the value of the previously recorded future income tax asset to zero.

     As at December 31, 2002, the Corporation had $558 million of cash and cash equivalents.

Air Canada – 2002 Management Discussion & Analysis of Results / 2002 Financial Statements & Notes

QUARTERLY RESULTS

The table below describes quarterly operating and net results for the year 2002, together with major operating statistics:

	2002
Quarterly Financial Data – Consolidated
($ millions, except per share figures)	Q1	Q2	Q3	Q4	Year

Passenger revenues	1,857	2,164	2,336	1,833	8,190
Cargo revenues	130	141	154	160	585
Other revenues	299	247	255	250	1,051

Operating revenues	2,286	2,552	2,745	2,243	9,826
Operating expenses before non-recurring labour expenses	2,446	2,490	2,577	2,505	10,018

Operating income (loss) before non-recurring labour expenses	(160)	62	168	(262)	(192)
Non-recurring labour expenses	—	—	—	26	26

Operating income (loss)	(160)	62	168	(288)	(218)
Non-operating income (expense)	(86)	(46)	37	(71)	(166)

Income (loss) before foreign exchange on long-term monetary items and income taxes	(246)	16	205	(359)	(384)
Foreign exchange on long-term monetary items	21	19	(86)	(14)	(60)

Income (loss) before income taxes	(225)	35	119	(373)	(444)
Recovery of (provision for) income taxes	6	(5)	6	391	384

Net income (loss)	(219)	30	125	(764)	(828)

Earnings/(loss) per share - basic	$(1.83)	$0.25	$1.04	$(6.35)	$(6.89)
Earnings/(loss) per share - diluted	$(1.83)	$0.23	$0.91	$(6.35)	$(6.89)
Quarterly Operating Statistics – Consolidated Operations
Revenue passenger miles (millions)	10,213	11,511	13,282	9,701	44,707
Available seat miles (millions)	13,636	15,358	17,311	13,864	60,169
Passenger load factor (%)	74.9	75.0	76.7	70.0	74.3
Quarterly Operating Statistics – Mainline-related Operations
Revenue passenger miles (millions)	9,853	11,086	12,877	9,319	43,135
Domestic	2,952	3,480	3,979	2,902	13,313
International	6,901	7,606	8,898	6,417	29,822
Available seat miles (millions)	12,970	14,587	16,587	13,181	57,325
Domestic	3,883	4,683	5,378	4,220	18,164
International	9,087	9,904	11,209	8,961	39,161
Passenger load factor (%)	76.0	76.0	77.6	70.7	75.2
Domestic	76.0	74.3	74.0	68.8	73.3
International	75.9	76.8	79.4	71.6	76.2

Air Canada – 2002 Management Discussion & Analysis of Results / 2002 Financial Statements & Notes

QUARTERLY RESULTS (cont’d)

The table below describes quarterly operating and net results for the year 2001, together with major operating statistics:

	2001
Quarterly Financial Data – Consolidated
($ millions, except per share figures)	Q1	Q2	Q3	Q4	Year

Passenger revenues	1,968	2,215	2,208	1,732	8,123
Cargo revenues	150	139	136	153	578
Other revenues	226	210	242	232	910

Operating revenues	2,344	2,564	2,586	2,117	9,611
Operating expenses before non-recurring labour expenses	2,637	2,636	2,644	2,425	10,342

Operating income (loss) before non-recurring labour expenses	(293)	(72)	(58)	(308)	(731)
Non-recurring labour expenses	—	—	—	—	—

Operating income (loss)	(293)	(72)	(58)	(308)	(731)
Non-operating income (expense)	14	(71)	(111)	(66)	(234)

Income (loss) before foreign exchange on long-term monetary items and income taxes	(279)	(143)	(169)	(374)	(965)
Foreign exchange on long-term monetary items	(15)	161	(253)	87	(20)

Income (loss) before income taxes	(294)	18	(422)	(287)	(985)
Recovery of (provision for) income taxes	115	26	(481)	10	(330)

Net income (loss)	(179)	44	(903)	(277)	(1,315)

Earnings/(loss) per share - basic	$(1.49)	$0.37	$(7.51)	$(2.31)	$(10.95)
Earnings/(loss) per share - diluted	$(1.49)	$0.32	$(7.51)	$(2.31)	$(10.95)
Quarterly Operating Statistics – Consolidated Operations
Revenue passenger miles (millions)	10,320	11,385	12,794	9,224	43,723
Available seat miles (millions)	14,602	15,506	17,119	13,410	60,637
Passenger load factor (%)	70.7	73.4	74.7	68.8	72.1
Quarterly Operating Statistics – Mainline-related Operations
Revenue passenger miles (millions)	9,765	10,808	12,274	8,804	41,651
Domestic	2,930	3,492	3,895	2,950	13,267
International	6,835	7,316	8,379	5,854	28,384
Available seat miles (millions)	13,691	14,571	16,185	12,657	57,104
Domestic	4,050	4,617	5,228	4,023	17,918
International	9,641	9,954	10,957	8,634	39,186
Passenger load factor (%)	71.3	74.2	75.8	69.6	72.9
Domestic	72.3	75.6	74.5	73.3	74.0
International	70.9	73.5	76.5	67.8	72.4

Air Canada – 2002 Management Discussion & Analysis of Results / 2002 Financial Statements & Notes

EARNINGS

Air Canada recorded a loss of $828 million in 2002. This represented an improvement of $487 million from the $1,315 million loss recorded in 2001. In 2002 and 2001, the Corporation recorded valuation allowances of $400 million and $453 million respectively against the value of its non-cash future income tax asset. Since the third quarter of 2001, future income tax benefits related to Mainline results of operations have been reduced by a valuation allowance. As a result of this change, after tax losses from operations are not directly comparable to prior years. Removing non-recurring or other significant items described on pages 16 and 17, the adjusted loss for 2002 amounted to $438 million, an improvement of $476 million from the prior year.

     Effective January 1, 2002, Air Canada adopted, with retroactive restatement, accounting standard amendments related to foreign exchange as prescribed by the Canadian Institute of Chartered Accountants standard #1650 – Foreign Currency Translation (CICA 1650). For the year 2002, Air Canada recorded, in current income, $60 million of foreign exchange losses, net of hedging, on long-term monetary items compared to $20 million in 2001.

Income (loss)

$M

*    Adjusted for non-recurring or other significant items. See page 16.

OPERATING REVENUE GROWTH

Operating revenues increased $215 million or 2 per cent in 2002, as described below.

($ millions)	1998	1999	2000(1)	2001	2002

Domestic Routes
Passenger	2,294	2,510	3,508	3,582	3,535
Cargo	104	109	146	161	153

Total	2,398	2,619	3,654	3,743	3,688

International Routes
Passenger	2,683	3,010	4,441	4,541	4,655
Cargo	265	278	396	417	432

Total	2,948	3,288	4,837	4,958	5,087

Other Revenue	552	536	805	910	1,051

Total Operating Revenues	5,898	6,443	9,296	9,611	9,826

Growth	7%	9%	44%	3%	2%

(1)	Air Canada’s operating revenues include Canadian Airlines’ operating revenues commencing with the third quarter of 2000.

REVENUE PERFORMANCE

Passenger Revenues

In a difficult travel environment, passenger revenues increased $67 million or 1 per cent. Over the past two years, the global airline industry has been affected by generally weaker economic conditions, reduced business travel, changed business travel patterns, increased low fare competition, the events of September 11 and, later in 2002, uncertainty relating to a potential war in Iraq, all of which have had a continuing significant adverse effect on high-yield and other traffic, particularly in the US transborder market. For 2002, the Corporation’s passenger traffic as measured by revenue passenger miles (RPMs) increased 2 per cent on a 1 per cent decrease in available seat mile (ASM) capacity resulting in a 2.2 percentage point improvement in load factor. System passenger yield per RPM declined 1 per cent reflecting lower US transborder yields and higher international yields. The improved load factor was the main driver behind the 2 per cent increase to passenger revenue per ASM (RASM) from 2001.

Air Canada – 2002 Management Discussion & Analysis of Results / 2002 Financial Statements & Notes

Premium Class Revenues

References in this document to business travel relate to the purpose of the trip and not necessarily to the class of service purchased. Business travel represents a much larger segment of Air Canada’s revenues than solely premium class revenues.

     Taking into account the factors referred to above, premium class passenger revenues from Executive Class and Executive First declined $78 million or 5 per cent in 2002. Premium traffic was down 9 per cent from 2001 levels reflecting weakness in the high-yield business market. Beginning in 2001 and continuing in 2002, Air Canada changed the seating configuration on many aircraft types resulting in increased economy seating and reduced business class seating. As a result of this program and reduced overall flying, premium ASM capacity was lowered by 9 per cent in relation to the reduced demand for these services.

Premium Class Revenues

$M

*   Including Executive Class and Executive First

Domestic Passenger Revenues

Domestic passenger revenues declined $47 million or 1 per cent reflecting lower revenues at Air Canada Jazz. Mainline passenger revenues increased $108 million or 4 per cent, while Jazz passenger revenues declined $155 million or 18 per cent due to a major reduction in short-haul air travel demand and capacity, especially in western Canada.

     Revenue growth of 2 per cent was recorded on the transcontinental routes, linking Toronto, Montreal and Ottawa with major western Canada cities including Winnipeg, Calgary, Edmonton and Vancouver. These routes represented 46 per cent of domestic passenger revenues. Revenues for commuter routes, including Rapidair operations between Toronto and Montreal/Ottawa, were essentially unchanged from 2001 and accounted for 23 per cent of domestic passenger revenues. Revenues on regional routes, which include operations within eastern and western Canada, declined 7 per cent reflecting mainly reductions in Jazz western Canada revenues.

     Air Canada introduced Tango in November 2001 in response to growing demand for low fare, no frills service. Tango is a different product from the full service operation, a separate brand that offers non-stop service between major Canadian cities on separately branded aircraft with an “all options are extra” in-flight service and 100 per cent E-ticketing. In September 2002, ZIP commenced operations in western Canada as a low fare, no frills domestic airline. In 2002, with the transfer of flying to these low fare operations, Tango and ZIP generated $368 million in domestic passenger revenues representing 13 per cent of domestic Mainline revenues (over 10 per cent of consolidated domestic passenger revenues). For the year, Tango and ZIP comprised 15 per cent of domestic Mainline ASM capacity (13 per cent of consolidated domestic capacity). These products demonstrated superior cost performance relative to the full service airline product offered on comparable domestic routes.

Domestic Passenger Revenues

$M

(1)  Canadian Airlines does not include Canadian Regional Airlines operations July-December 2000.

(2)  Jazz includes Canadian Regional Airlines operations commencing in July 2000.

Components of Domestic Revenue

Consolidated domestic passenger revenues declined 1 per cent on a 2 per cent reduction in ASM capacity with domestic RASM unchanged from 2001. Domestic traffic was down 3 per cent from 2001 due largely to reduced demand for short-haul travel at Air Canada Jazz.

     Mainline domestic passenger revenues were up 4 per cent, due to a 4 per cent increase in passenger yield resulting from fare increases and fuel surcharges, with ASM capacity up 1 per cent. As a result, domestic Mainline RASM increased 3 per cent from 2001. Mainline passenger revenues were up on Atlantic Canada routes, commuter routes, including Rapidair, and on transcontinental routes, with a small decline in western Canada. Domestic passenger revenues from Jazz regional operations declined $155 million or 18 per cent on a 20 per cent decline in ASM capacity. Jazz passenger traffic was down 25 per cent mainly on short-haul routes in western Canada and, to a lesser extent, in Atlantic Canada. This decline was the result of reduced demand, capacity reductions, the security surcharge imposed by the government and the perceived inconvenience related to the enhanced security measures.

Components of Consolidated Domestic Revenue

% change 2002 vs 2001

Air Canada – 2002 Management Discussion & Analysis of Results / 2002 Financial Statements & Notes

RASM

Passenger revenue per available seat mile (RASM) is a common industry measure of passenger revenue performance providing a yardstick of revenue generation per unit of capacity offered. RASM is the product of three key components:

•	Load factor

•	Yield per RPM

•	Number of seats available on each aircraft

     The first component is load factor which represents passenger traffic expressed in relation to the capacity offered (i.e. revenue passenger miles (RPMs) to available seat miles (ASMs)). The second component is the yield per revenue passenger mile (or average fare paid per occupied seat mile flown). If an airline can improve its load factor on a particular flight (i.e. the number of revenue passengers) or its yield per revenue passenger mile (i.e. the average fare per mile paid by each passenger) then the passenger revenue per available seat mile (RASM) will increase leading to greater operating profitability on that flight. Depending on market conditions, airlines may periodically have a greater focus on improving load factor or yield, however, the interaction of both these factors will determine RASM. The higher the RASM, the more revenue is generated by the airline for each available seat.

     In periods of changing travel demand (e.g. reduced higher yielding business travel and greater leisure travel), airlines can increase the total number of seats available on an aircraft by reducing the size and number of seats in the business class cabin and increasing the number of seats in the economy cabin. The airline may offset the potential loss of business class revenues with an increase in revenue from a greater number of leisure passengers who typically pay a lower fare. Depending on the load factor achieved and the relative yields per RPM, such aircraft reconfiguration actions could reduce the RASM. However, because the unit cost per ASM has also been reduced due to a greater number of seats on the aircraft, profit margins can be maintained or improved on the aircraft.

     Long-haul flights generally have a lower yield per RPM than short-haul flights. When measured on a per mile basis, the average fare paid on long-haul flights is relatively lower than on short-haul flights. Because the costs of ground handling and fees for take-off and landing are similar for both short and long-haul flights, unit costs per ASM are normally lower for long-haul flights due to the distance flown.

International Passenger Revenues

Passenger revenues from international services, including US transborder services, rose $114 million or 3 per cent due to the strong performance on services other than US transborder.

International Passenger Revenues

$M

Canada-US Transborder Passenger Revenues

US transborder passenger revenues declined $173 million or 8 per cent from 2001. The revenue decline was due to the continuing effect of the events of September 11 on passenger traffic and an increased competitive environment. The routes which recorded the largest reduction in revenues were in the short-haul business markets. Consequently, during 2002, Air Canada shifted flying to longer haul sun and leisure markets. US transborder passenger revenues accounted for 24 per cent of total passenger revenues in 2002.

Canada-US Transborder Passenger Revenues

$M

(1)  Jazz includes Canadian Regional Airlines operations commencing in July 2000.

(2)  Canadian Airlines does not include Canadian Regional Airlines operations July-December 2000.

Components of Canada-US Transborder Revenue

US transborder passenger revenues were down 8 per cent on an ASM capacity reduction of 3 per cent compared to 2001. US transborder traffic was down 2 per cent overall with an 18 per cent increase on longer haul sun and leisure markets offset by decreases on short-haul and other markets. Load factor was essentially unchanged from 2001. Yield per RPM was down 6 per cent reflecting increased fare discounting, reduced business travel particularly on short-haul business routes and a greater proportion of longer haul flying which has a lower yield per RPM. As a result, US transborder RASM declined 6 per cent in 2002.

Air Canada – 2002 Management Discussion & Analysis of Results / 2002 Financial Statements & Notes

Components of Canada-Us Transborder Revenue

% charge 2002 vs 2001

Other International Passenger Revenues

Passenger revenues from other international routes, comprised of Atlantic and Pacific as well as South Pacific, Caribbean and other international routes, experienced strong revenue growth. Passenger revenues on these routes increased $287 million or 12 per cent due to both increased travel demand and higher yields. These international routes accounted for 33 per cent of system passenger revenues in 2002. Atlantic represented 19 per cent, Pacific represented 4 per cent, and South Pacific, Caribbean, Mexico and South America represented 10 per cent of total passenger revenues.

     In 2002, Atlantic passenger revenues increased $158 million or 11 per cent due to greater yield and traffic. Growth on the UK market was the major contributor to increased Atlantic revenues. Pacific passenger revenues increased by $79 million or 11 per cent due mainly to increased traffic. The Japan route reflected the largest passenger revenue growth of the Pacific service. South Pacific, Caribbean, Mexico and South America revenues increased $50 million or 17 per cent over 2001, due mainly to new services to Mexico.

Other International Passenger Revenues

$M

Components of Other International Revenue

Passenger revenues from other international services increased 12 per cent in 2002 with traffic 8 per cent higher and ASM capacity up 1 per cent. RASM grew by 11 per cent reflecting a 5.2 percentage point increase in load factor and a 4 per cent increase in passenger yield per RPM. In Atlantic markets, RASM rose 12 per cent with a 7 per cent increase to passenger yield per RPM and a 3.7 percentage point increase to load factor. In Pacific markets, RASM demonstrated a similar trend, up 15 per cent with load factor up 9.6 percentage points and yield per RPM up 1 per cent. Japan recorded the largest traffic growth of the Pacific routes. For South Pacific, Caribbean, Mexico and South America routes, traffic rose 20 per cent but yield per RPM declined 3 per cent reflecting lower yields on South America routes.

Components of Other International Revenue

% charge 2002 vs 2001

Cargo Revenues

Cargo revenues rose $7 million or 1 per cent in 2002. International cargo revenues recorded growth of $15 million or 4 per cent mainly from Pacific markets due to a stronger demand out of Asia and higher cargo rates and surcharges. Cargo revenues from domestic routes declined $8 million or 5 per cent mainly due to a lower level of premium cargo traffic.

Cargo Revenues

$M

Air Canada – 2002 Management Discussion & Analysis of Results / 2002 Financial Statements & Notes

Other Revenues

Other non-transportation revenues rose $141 million or 15 per cent. Excluding intercompany revenues, Aeroplan revenues increased $79 million or 34 per cent. This was mainly due to an increased rate per point on redemption, the commencement of the amortization to income of the $190 million CIBC partner contribution made in 1999 related to a contract extension and increased purchases of Aeroplan points. Air Canada Technical Services’ revenues from maintenance services to third parties grew $15 million or 7 per cent. Air Canada Vacations revenues rose $34 million or 25 per cent primarily as a result of growth in tour packages offered to sun destinations in 2002.

Other Revenues

$M

OPERATING COST PERFORMANCE

Operating expense, including non-recurring labour expenses of $26 million, declined $298 million from 2001. Adjusted operating expense, removing non-recurring labour expenses, declined $324 million or 3 per cent on a 1 per cent decrease in ASM capacity.

     Mainline-related unit cost, as measured by operating expense per ASM, was 3 per cent below the 2001 level, removing non-recurring labour expenses. Excluding fuel expenses and removing non-recurring labour expenses, adjusted unit cost was unchanged from 2001. Operating expense per ASM, net of cargo and other non-ASM producing revenues, was 5 per cent below 2001 levels for Mainline-related operations, removing non-recurring labour expenses in 2002.

Unit Cost Removing Non-recurring Labour Expenses

Mainline-related operations

Cents per ASM

The following describes cost changes in 2002:

     Salaries and wage expense was down $3 million on an ASM capacity reduction of 1 per cent. For the year 2002, full-time equivalent (FTE) employees were reduced by approximately 3,000 employees or 7 per cent compared to 2001. Mainline-related FTE employees were also down 7 per cent with average salaries up 5 per cent. The growth in average salaries included negotiated wage increases, progression through scale, the impact of laying off more junior employees and certain wage parity increases for employees who were previously employed by Canadian Airlines.

2002 Consolidated Operating Expenses Removing Non-recurring Labour Expenses

% of total

     Employee benefits expense increased $80 million or 15 per cent. Pension and employee future benefits rose $44 million over 2001 due mainly to higher pension and increased health care costs. Other benefits increased $36 million mainly due to a $23 million adjustment in 2002 relating to an updated actuarial valuation of workers’ compensation liability.

     Aircraft fuel expense declined $305 million or 19 per cent on an ASM capacity reduction of 1 per cent and a 7 per cent reduction in flying hours. Declines in the average base fuel price per litre, net of foreign exchange, contributed to a $126 million or 8 per cent reduction in fuel expense from 2001. Fuel litres consumed declined 6 per cent on a consolidated basis due to the 7 per cent reduction in flying hours. Fuel hedging results had a $77 million favourable year-over-year impact on 2002 fuel expense. Fuel cost per available seat mile declined 19 per cent. Increasing seating on many aircraft types and the use of larger aircraft contributed to the unit cost decline as this allowed Air Canada to reduce aircraft frequencies and flying hours by an amount much greater than the ASM capacity reduction.

Aircraft Fuel Expense

$M

Air Canada – 2002 Management Discussion & Analysis of Results / 2002 Financial Statements & Notes

     Depreciation, amortization and obsolescence expense decreased $69 million or 16 per cent in 2002 due largely to the sale and leaseback of previously-owned aircraft as well as the retirement of DC-9, Boeing 737 and Fokker F28 aircraft. Reductions in depreciation due to sale and leaseback transactions were offset by increases to aircraft rent.

     Commission expense was reduced by $107 million or 22 per cent on passenger and cargo revenue growth of 1 per cent. Commission as a per cent of passenger and cargo revenues declined from 5.5 per cent in 2001 to 4.2 per cent in 2002. This reflected initiatives to reduce distribution costs including the elimination of base commissions for travel in North America in the spring of 2002 (with the exception of Tango and ZIP flights) and increased direct passenger sales via the internet.

     Food, beverages and supplies expense declined by $40 million or 9 per cent on a 2 per cent increase to passenger traffic as measured by RPMs. Revised meal specifications starting early in 2002, cost reduction initiatives and increased “no frills” Tango and ZIP operations were the main factors contributing to the decrease.

     Aircraft maintenance, materials and supplies expense declined $61 million or 11 per cent. Approximately one half of the reduction was due to the removal of older aircraft from the Mainline and Jazz operating fleets. Aircraft material costs also decreased mainly for Airbus A320, Boeing 767, de Havilland DHC-8 and Canadair Regional Jet aircraft partially offset by expense increases for Airbus A340, A330 and A319 aircraft. In the prior year, Air Canada recorded a $21 million charge relating to return provisions for short-term leased aircraft compared to $14 million in 2002.

     Airport and navigation fees increased $34 million or 5 per cent on a 9 per cent reduction to consolidated aircraft frequencies. The average Mainline landing fee and general airport terminal fee per aircraft landing rose 8 per cent during the year with a 13 per cent increase experienced in the fourth quarter of 2002. Airport user fees reflected increases at most airports but primarily at Toronto’s Pearson International Airport, Air Canada’s main hub. Fees for air navigation services also increased in 2002.

     Aircraft rent rose $150 million or 16 per cent. New aircraft deliveries of Airbus A319, A320, A321, Boeing 767-300 and Airbus A330 aircraft as well as Canadair Regional Jet aircraft accounted for $98 million of the increase, net of retirements. During the year, aircraft rent rose by $67 million due to sale and leaseback transactions completed on existing fleet in 2001 and 2002 to increase liquidity. These increases were partly offset by a $15 million decline in aircraft rent largely as a result of aircraft retirement provisions taken in 2001.

     The “other” operating expense category decreased $3 million. Jazz expenses were down $31 million, net of consolidation adjustments, as a result of reduced activity and cost reduction initiatives. Air Canada Mainline recorded expense increases in several categories including a $63 million increase to insurance costs and other increases recorded in airline settlements, credit card fees, advertising and other expense categories. These increases were mostly offset by expense reductions to building rent, communications expense and to a number of other areas. Other expenses for Air Canada Vacations and other subsidiaries increased $20 million, net of consolidation adjustments, due primarily to a major expansion in tour operations by Air Canada Vacations.

NON-OPERATING EXPENSE

Non-operating expense was $166 million, $68 million below 2001. Net interest expense decreased $54 million, mainly as a result of lower interest rates and the favourable effect of a swap transaction completed in early 2002. Losses from sale of assets amounted to $42 million in 2002 compared to losses of $85 million in 2001. In 2002, the Corporation recorded $32 million of expense provisions on non-operating aircraft and inventory values and losses on sale of assets of $10 million. In 2001, $176 million of aircraft and inventory write-downs for retired aircraft were recorded as well as gains on sale of assets of $91 million. “Other” non-operating income amounted to $97 million compared to $126 million in 2001. The 2002 “other” non-operating income related mainly to $118 million of gains from the purchase of debt, partially offset by a $37 million charge due to the disallowance by the Government of Canada of a portion of Air Canada’s September 11 assistance claim. The 2001 “other” non-operating income included $105 million related to expected proceeds from the Government of Canada program to compensate Canadian air carriers for the losses incurred in the September 11 to 16 period due to the closure of Canada’s airspace following the terrorist attacks on the United States. Gains of $52 million were also recorded in 2001 “other” non-operating income from the purchase of Air Canada’s perpetual and other debt.

TAX

Since the third quarter 2001, future income tax benefits related to Mainline results of operations have been reduced by a valuation allowance. As a result of this change, after tax losses from operations are not directly comparable to prior years. In addition to recording valuation allowances to reduce tax benefits, valuation allowances were also recorded in 2002 and 2001 on previously recorded future income tax assets in the amounts of $400 million and $453 million respectively. These charges were non-cash and had no impact on Air Canada’s cash position. Please refer to Note 14 to the Consolidated Financial Statements for more information. In 2002, Air Canada’s subsidiaries continued to tax affect results of operations where appropriate.

     The table below describes pre-tax loss, tax recoveries, the tax valuation allowance and net loss for the past two years.

($ millions)	2002	2001

Pre-tax loss	(444)	(985)
Tax recovery	69	240
Valuation allowance – recovery offset	(53)	(117)
Valuation allowance – asset write-off	(400)	(453)

Net loss	(828)	(1,315)

Air Canada – 2002 Management Discussion & Analysis of Results / 2002 Financial Statements & Notes

FINANCIAL MANAGEMENT

Cash Flows from (used for) Operations

2002 cash flows used for operations amounted to $95 million compared to cash flows used for operations of $1,072 million in 2001. Several factors contributed to the $977 million improvement in cash flows used for operations in 2002. These included a major improvement in operating results, a $427 million reduction in Canadian Airlines integration-related payments, a $170 million reduction in cash used for aircraft lease payments in excess of rent expense and a cash inflow of $145 million in 2002 from net recoveries of rebates on certain leased aircraft.

     Integration-related payments in 2002 amounted to $45 million for employee separation plans and cash payments for intermingling of employee groups. In 2001, major one-time integration-related payments of $472 million included: voluntary or involuntary separation payments to employees, cash payments to employees for intermingling of employee groups, payments to AMR Corporation for the operation of duplicate information technology systems during the transition period and termination of information technology agreements, as well as other payments including payments to Canadian Airlines suppliers for services largely provided in 2000. Aircraft lease payments in excess of rent expense were $253 million in 2002 compared to $423 million in 2001. Aircraft lease payments in excess of rent expense represent primarily the difference between actual cash lease payments, either at the inception or during the term of a lease, and amounts recorded for aircraft rent expense which are expensed on a straight line basis over the term of the lease. The decrease was due primarily to lower up front cash rental payments at the time of financing new aircraft deliveries as well as the timing of cash lease payments for other aircraft types and aircraft engines. In 2002, Air Canada completed a transaction which resulted in a cash inflow of $145 million for net recoveries of rebates under 16 aircraft operating leases.

Cash Flows from (used for) Operations

$M

     In 2002, reduction of long-term debt amounted to $672 million and included a $173 million repayment of Swiss franc bonds and $120 million for a revolving credit facility as well as $248 million of other mandatory debt repayments. Included in reduction of long-term debt were optional debt repayments amounting to $131 million, including $50 million for the purchase of Japanese yen subordinated perpetual debt.

     During 2002, the Corporation sold and leased back assets for net proceeds of $284 million. Sale and leaseback transactions were completed on 11 aircraft engines, 12 de Havilland DHC-8 aircraft, one Airbus A320 aircraft, two Canadair Regional Jet aircraft, as well as a cargo facility in Toronto. Long-term borrowings amounted to $78 million relating to the financing of seven aircraft simulators. Sale of investments and other assets provided cash proceeds of $17 million.

2002 Capital Expenditures

$M

(1)  Net of recovered progress payments of $100 million.

     Additions to property and equipment totaled $109 million in 2002. Aircraft and aircraft-related expenditures amounted to $31 million, net of progress payment recoveries on aircraft amounting to $100 million. These recoveries represented cash proceeds from the recovery of progress payments made in prior years, upon completion of lease financing of new aircraft on delivery. Excluding recovered progress payments, aircraft and aircraft-related capital spending was $131 million and covered progress payments on Airbus aircraft including capitalized interest as well as aircraft-related spending of $81 million for inventory and spare engines, seat reconfigurations and aircraft betterments. Expenditures for ground and computer equipment, aircraft simulators and computer systems development amounted to $55 million. Facilities expenditures were $16 million and included the development of new facilities at Toronto’s Pearson International Airport. Subsidiary capital expenditures amounted to $7 million.

Air Canada – 2002 Management Discussion & Analysis of Results / 2002 Financial Statements & Notes

2002 Changes in Cash Position

$M

(1)   Net of recovered progress payments of $100 million.

LIQUIDITY

As at December 31, 2002, the Corporation had cash and cash equivalents of $558 million and committed financing of $46 million for the sale and leaseback of certain cargo equipment. Air Canada also had a $300 million committed and unsecured revolving credit facility with a group of financial institutions which was fully drawn. As at December 31, 2002, Air Canada had additional commitments from financial institutions to provide financing of $940 million for aircraft deliveries in the 2003 to 2004 period. As a result of the CCAA filing, the committed financing and aircraft facilities are no longer available and the liquidity of Air Canada will be determined by the outcome of the restructuring process under CCAA.

Debt Obligations

As at December 31, 2002, Air Canada had long-term debt and capital lease obligations of $4.7 billion, including current portion, with a cash and cash equivalents balance of $558 million. This compared to long-term debt and capital lease obligations of $5.1 billion as at December 31, 2001, including current portion, with a cash and cash equivalents balance of $1.1 billion. Net of cash, the long-term debt position was essentially unchanged from 2001 to 2002.

Lease Obligations

In addition to long-term debt described above, as at December 31, 2002, Air Canada had the obligation to make lease payments under operating leases relating to aircraft and other property. As disclosed in Note 15 to the Consolidated Financial Statements, the future minimum lease payments under these operating leases amounted to $7.7 billion, of which $7.1 billion related to operating leases of aircraft. These aircraft lease contracts are appropriately accounted for as operating leases in accordance with Generally Accepted Accounting Principles in Canada. The amount of lease payments made under these operating leases is an operating expense for Air Canada. The financing of assets under operating leases is consistent with the commercial practice of airlines within the industry.

Air Canada – 2002 Management Discussion & Analysis of Results / 2002 Financial Statements & Notes

SHAREHOLDERS’ EQUITY AND DEFICIT

Over the period from 1998 to December 31, 2002, shareholders’ equity declined significantly. At December 31, 2002, shareholders’ equity equaled a deficiency of $2,288 million including a deficit of $3,280 million. In 1998, shareholders’ equity amounted to $1,457 million, as originally published, with retained earnings of $152 million. The 2002 and 2001 net losses were responsible for $828 million and $1,315 million respectively of the decline, however, a number of events and accounting standard amendments contributed to the reduction to shareholders’ equity.

     Of the $3.7 billion deterioration to shareholders’ equity from the 1998 originally published amount, approximately $2.8 billion was attributable to the items described in the following table.

Event/ Accounting
Standard Amendments	$ Millions		Date of Change

Share buyback program	(1,100	)(1)	December 1999
Accounting standard changes:
Employee future benefits CICA #3461	(218)		January 2000
Future income taxes CICA #3465	36		January 2000
Loyalty programs SAB #101	(147)		January 2000
Foreign currency translation CICA #1650	(522)		January 2002
Future income tax valuation allowance	(853	)(2)	September 2001 and December 2002

Total	(2,804)

(1)	$470 million charged to share capital and $630 million charged to deficit. The share buyback program was in part funded by partner contributions and other funding arrangements of $705 million in 1999.

(2)	Tax valuation allowance of $400 million included in 2002 net loss of $828 million and $453 million included in 2001 net loss of $1,315 million.

ADJUSTING 1998-2002 RESULTS FOR NON-RECURRING OR OTHER SIGNIFICANT ITEMS (a)

The following tables adjust 1998 through 2002 results for major non-recurring or other significant items described herein. On an adjusted basis, the 2002 loss before foreign exchange on long-term monetary items and income taxes was $397 million and adjusted net loss was $438 million, compared to adjusted losses of $1,037 million and $914 million respectively in 2001.

(a)	Due to the significant events facing Air Canada in 2002 and in the prior years, it is particularly relevant to view the financial results on a more normalized basis. Air Canada supplements reported GAAP results with an analysis of earnings (losses) adjusted for non-recurring or other significant items (referred to herein as adjusted earnings (losses) or non-GAAP earnings (losses)) as described on pages 17 and 18. Non-recurring or other significant items, which are not reflective of the underlying financial performance of the Corporation from ongoing operations, have been removed from reported earnings (losses).

Adjusted earnings (losses) are not a recognized measure for financial statement presentation under GAAP. Non-GAAP earnings measures (such as adjusted earnings (losses) and operating income (loss) removing non-recurring labour expenses) do not have any standardized meaning and are therefore not likely to be comparable to similar measures presented by other public companies. Readers should consider the adjusted earnings (losses) measures in the context of Air Canada’s GAAP results, as described in the following reconciliation.

Air Canada – 2002 Management Discussion & Analysis of Results / 2002 Financial Statements & Notes

ADJUSTING 1998-2002 RESULTS FOR NON-RECURRING OR OTHER SIGNIFICANT ITEMS (cont’d)

		Provisions
		on Aircraft and
		Inventory Values,
		Non-recurring	Gains
	Actual	Labour Expenses	and Other		Adjusted
($ millions)	GAAP	and Tax Valuation	One-time		Non-GAAP
unaudited, except for actual results	Results	Allowance	Items		Results

2002
Operating revenues	9,826	—	—		9,826
Operating expenses	10,018	—	—		10,018

Operating loss before the undernoted item	(192)	—	—		(192)
Non-recurring labour expenses	26	(26)	—		—

Operating income (loss)	(218)	26	—		(192)
Non-operating income (expense)	(166)	32	(71	)(1)	(205)

Income (loss) before foreign exchange on long-term monetary items and income taxes	(384)	58	(71)		(397)
Foreign exchange on long-term monetary items	(60)	—	—		(60)
Recovery of income taxes	16	3	—		19
Tax valuation allowance	(400)	400	—		—

Income (loss) for the year	(828)	461	(71)		(438)

2001 (2)
Operating revenues	9,611	—	—		9,611
Operating expenses	10,342	—	—		10,342

Operating loss	(731)	—	—		(731)
Non-operating income (expense)	(234)	176	(248	)(3)	(306)

Income (loss) before foreign exchange on long-term monetary items and income taxes	(965)	176	(248)		(1,037)
Foreign exchange on long-term monetary items	(20)	—	—		(20)
Recovery of (provision for) income taxes	123	(13)	33		143
Tax valuation allowance	(453)	453	—		—

Income (loss) for the year	(1,315)	616	(215)		(914)

(1)	2002 loss on asset sales $10 million ($10 million after tax); charge for September 11 government assistance claim $37 million; and 2002 gains on purchase of debt $118 million; for a total net gain of $71 million ($71 million after tax).

(2)	In 2001, Air Canada estimated and previously presented that $163 million of operating income was lost in the September 11 to 30, 2001 period as a result of the September 11 terrorist attacks and subsequent events. This estimate has not been included in the tables above as it is not possible to accurately estimate the continuing impact of the September 2001 events on 2002 results and therefore it is not possible to provide a proper year-over-year comparison.

(3)	2001 gains on asset sales $91 million ($64 million after tax); gains on purchase of debt $52 million ($49 million after tax); and expected government assistance claim re September 11 airspace closure $105 million ($102 million after tax); for a total net gain of $248 million ($215 million after tax).

Air Canada – 2002 Management Discussion & Analysis of Results / 2002 Financial Statements & Notes

ADJUSTING 1998-2002 RESULTS FOR NON-RECURRING OR OTHER SIGNIFICANT ITEMS (cont’d)

			Gains
	Actual	Pilot Strike /	and Other		Adjusted
($ millions)	GAAP	Strike Threat	One-time		Non-GAAP
unaudited, except for actual results	Results	(Estimated)	Items		Results

2000
Operating revenues	9,296	32	—		9,328
Operating expenses	9,035	—	(72	)(1)	8,963

Operating income before the undernoted item	261	32	72		365
Non-recurring labour expenses	178	—	(178)		—

Operating income	83	32	250		365
Non-operating expense	(158)	—	(63	)(2)	(221)

Income (loss) before foreign exchange on long-term monetary items and income taxes	(75)	32	187		144
Foreign exchange on long-term monetary items	78	—	—		78
Provision for income taxes	(39)	(13)	(88)		(140)

Income (loss) for the year	(36)	19	99		82

1999
Operating revenues	6,443	—	—		6,443
Operating expenses	6,066	—	—		6,066

Operating income	377	—	—		377
Non-operating expense	(68)	—	(83	)(3)	(151)

Income (loss) before foreign exchange on long-term monetary items and income taxes	309	—	(83)		226
Foreign exchange on long-term monetary items	205	—	—		205
Recovery of (provision for) income taxes	(165)	—	26		(139)

Income (loss) for the year	349	—	(57)		292

1998
Operating revenues	5,898	263	—		6,161
Operating expenses	5,803	13	(2	)(4)	5,814

Operating income	95	250	2		347
Non-operating expense	(141)	—	(30	)(5)	(171)

Income (loss) before foreign exchange on long-term monetary items and income taxes	(46)	250	(28)		176
Foreign exchange on long-term monetary items	(414)	—	—		(414)
Recovery of (provision for) income taxes	113	(95)	(4)		14

Income (loss) for the year	(347)	155	(32)		(224)

(1)	$72 million of estimated integration/customer service costs ($42 million after tax).

(2)	Gains on sale of assets $39 million, net of investment provisions; gains on purchase of Japanese yen perpetual debt $48 million; less provisions on the value of retired aircraft $24 million; for a total net gain of $63 million ($48 million after tax).

(3)	Gains on sale of investments and other assets $69 million; gains on purchase of Japanese yen perpetual debt $55 million; gains from restructuring of aircraft leases $13 million; less one-time costs mainly to defend against a failed hostile takeover bid $42 million; and provisions on the value of retired aircraft $12 million; for a total net gain of $83 million ($57 million after tax).

(4)	$2 million fuel excise tax rebate repayment resulting in $10 million of income tax benefits.

(5)	Gains on sale of investments and other assets, net of provisions, $30 million ($24 million aftertax).

Air Canada – 2002 Management Discussion & Analysis of Results / 2002 Financial Statements & Notes

WORK FORCE

During 2002, the Corporation had an average of 39,596 employees, measured on a full-time equivalent (FTE) basis representing a reduction of 2,994 FTE employees or 7 per cent from 2001.

     In the fourth quarter of 2002, the Corporation had an average of 39,996 FTE employees, up 1 per cent from the prior year, as described below:

		FTE Employees	FTE Employees		%
Employee Group	Union (1)	4th Qtr 2002	4th Qtr 2001 (2)	Change	Change

Mainline-related
Management & administrative support employees	n/a	4,723	4,673	50	1
Pilots	ACPA	3,100	3,167	(67)	(2)
Flight attendants	CURE	6,789	6,416	373	6
Customer sales & service agents	CAW / IBT	6,303	6,556	(253)	(4)
Maintenance, ramp & cargo employees	IAMAW	5,270	5,320	(50)	(1)
Technical Services employees	IAMAW / other	6,994	6,478	516	8
Other unionized employees	various	1,664	1,701	(37)	(2)
Other	n/a	362	300	62	21

Total Mainline-related		35,205	34,611	594	2
Jazz and other subsidiaries	various	4,791	4,869	(78)	(2)

Total consolidated		39,996	39,480	516	1

(1)	ACPA: Air Canada Pilots’ Association; CUPE: Canadian Union of Public Employees; CAW: Canadian Auto Workers Union; IBT: International Brotherhood of Teamsters; IAMAW: International Association of Machinists and Aerospace Workers.

(2)	Certain comparative figures have been reclassified to conform to the presentation adopted in the current year.

     In 2000, following the acquisition of Canadian Airlines, Air Canada embarked upon the most complex corporate integration program in Canadian aviation history. During 2001 and 2002, the Corporation reduced employee counts as shown below:

Number of FTE Employees

     As a result of the events of September 11, 2001, Air Canada reduced flying capacity and employee levels in the fourth quarter of 2001 and in the first quarter of 2002. As operations returned to more normal levels, employee counts were increased in line with operational requirements.

     Air Canada performs aircraft maintenance, ground handling and other services for airlines and other customers. In 2002, these services generated over $260 million of revenue. Employees who perform this work are included in FTE employee counts.

     For the year 2002, employee productivity, as measured by operating revenue per employee, increased 12 per cent for Mainline-related operations from 2001.

Operating Revenue per Employee

Mainline-related operations

$ thousands

Air Canada – 2002 Management Discussion & Analysis of Results / 2002 Financial Statements & Notes

OPERATING FLEET

Air Canada’s Mainline total fleet and operating fleet, excluding Jazz aircraft, at December 31, 2002, is as described below:

			Average
			Age of		Operating	Operating
	Total	Number of	Operating	Operating	Aircraft–	Aircraft–
	Number	Operating	Aircraft	Aircraft–	Capital	Operating
	of Aircraft	Aircraft (1)	(Years)	Owned	Lease	Lease (2)

Widebody Aircraft
Airbus A340-600	—	—	—	—	—	—
Airbus A340-500	—	—	—	—	—	—
Airbus A340-300	9	9	5.5	—	—	9
Airbus A330-300	8	8	2.2	—	—	8
Boeing 747-400	6	6	11.1	—	1	5
Boeing 747-200	3	—	—	—	—	—
Boeing 767-300	35	35	9.5	—	3	32
Boeing 767-200	23	15	17.0	9	—	6
Narrowbody Aircraft
Airbus A321	13	13	1.9	—	—	13
Airbus A320	50	50	10.5	—	1	49
Airbus A319	46	46	4.1	—	—	46
Boeing 737-200(2)	36	25	21.6	1	4	20
DC-9	20	—	—	—	—	—
Canadair Regional Jet	25	25	7.2	—	—	25

Total Aircraft	274	232	9.4	10	9	213

(1)	Excludes four owned and one leased Boeing 767-200 aircraft, and two owned and two leased Boeing 737-200 aircraft which were temporarily parked. Also excludes three owned Boeing 747-200, three owned Boeing 767-200, 20 owned DC-9 and four leased Boeing 737-200 aircraft which were permanently removed from service. In addition, three Boeing 737-200 aircraft were subleased to a third party. The owned permanently parked aircraft were available for sale as at December 31, 2002.

(2)	ZIP operated with seven Boeing 737-200 aircraft, which are included in the Mainline fleet.

     In 2002, Air Canada took delivery of 16 aircraft under long-term operating leases: three Airbus A320, five Airbus A321 and eight Airbus A319 aircraft. Air Canada also took delivery of two Boeing 767-300 and three Airbus A321 aircraft under 24 to 60 month operating leases where rentals are payable in relation to the hours flown (Power by the Hour or PBH aircraft). By the end of the year 2002, Air Canada had returned seven aircraft to the lessors (one Boeing 747-400, three Airbus A340-300 and three Boeing 737-200 aircraft). In addition, one parked DC-9 aircraft was sold, two DC-9s were donated and five Boeing 737-200 aircraft were sold. At December 31, 2002, Air Canada had a total of 10 Power by the Hour aircraft with aircraft rental payments based on the number of hours flown. These aircraft give Air Canada the ability to increase or decrease flying capacity with lease rentals variable to the hours flown.

     The average age of the Mainline operating fleet was 9.4 years as at December 31, 2002.

Air Canada – 2002 Management Discussion & Analysis of Results / 2002 Financial Statements & Notes

     Jazz’s total fleet and operating fleet at December 31, 2002 is as described below:

			Average
			Age of		Total
	Total	Number of	Total	Total	Aircraft –
	Number of	Operating	Fleet	Aircraft –	Operating
	Aircraft (1)	Aircraft (2)(3)	(Years)	Owned (1)	Lease (1)(3)

Jazz
Canadair Regional Jet	10	10	4.0	—	10
British Aerospace BAe 146	10	10	13.8	—	10
Fokker F28	29	0	29.2	29	—
de Havilland DHC-8-300	26	26	12.8	17	9
de Havilland DHC-8-100	58	58	14.5	47	11

Total Aircraft	133	104	16.2	93	40

(1)	Includes aircraft owned by the Corporation and its subsidiaries except for five owned Beech 1900D aircraft which have been leased by Wingco to third party airlines operating under capacity purchase agreements. Also excludes five leased Jetstream aircraft, of which two were subleased to a third party and three were surplus.

(2)	Excludes 29 Fokker F28 aircraft of which 28 have been permanently retired and one of which is subleased to a third party. At December 31, 2002, Jazz has an agreement in place under which five Fokker F28 aircraft are planned to be sold to a third party in 2003.

(3)	In 2001, the Jazz operating fleet was calculated on an equivalent flying hour basis. On that same basis, Jazz’s 2002 operating fleet would have totaled 97 aircraft.

AIRCRAFT COMMITMENTS

As described in Note 15 to the Consolidated Financial Statements, at December 31, 2002, Air Canada had commitments to acquire two Airbus A340-500 and two Airbus A321 aircraft in 2003 and three Airbus A340-600 aircraft in 2004, for a total payment amount of $970 million. Financing commitments as at December 31, 2002, amounted to $940 million for these aircraft deliveries. At December 31, 2002, the Corporation had also committed to leasing two Airbus A319 and six Airbus A320 aircraft in 2003, and three Airbus A320 aircraft in 2004 on a long term basis and one Boeing 767-300 on a PBH basis. As a result of the CCAA filing, the financing commitments may no longer be available and the status of the orders will be determined by the outcome of the restructuring process under CCAA.

PENSION PLANS

On March 21, 2003, the Office of the Superintendent of Financial Institutions (OSFI) issued a Temporary Direction instructing Air Canada to make contributions in excess of the minimum required under the regulations and legislation. Specifically, Air Canada was requested to remit an amount approximately equal to the contribution holidays taken in 2002, and to cease taking contribution holidays.

     On April 1, 2003, Air Canada filed an application in Court for protection from its creditors under the Companies’ Creditors Arrangement Act. The Court order currently in effect allows Air Canada to cease making contributions to funded pension plans, pending a further order of the Court. Pension benefit payments from the registered pension plans continue to be paid.

     Following these events, Air Canada conducted an update on the financial position of its pension plans as of January 1, 2003 to determine the funded status of its pension plans. Due to the impact of the negative stock market returns and declining interest rates, the financial update reports revealed solvency deficits equal to approximately $1,300 million for all domestic registered pension plans on a combined basis.

     The Company intends to discuss the future of the pension plans with its stakeholders. It is uncertain at this time what the outcome of these discussions will be. The funding requirements as well as the accounting implications vis-a-vis the pension plans will largely depend on the outcome of these discussions.

Air Canada – 2002 Management Discussion & Analysis of Results / 2002 Financial Statements & Notes

RISK MANAGEMENT

In 2002 and in the first quarter of 2003, the Corporation managed its exposure to changes in interest rates, foreign exchange rates and jet fuel prices through the use of various derivative financial instruments for the purpose of hedging existing commitments or obligations, not for generating trading profits. Most hedging took place within a one-year time horizon and was principally in support of cash management activities. Longer term hedging was done infrequently and essentially supported financing activities. Foreign exchange hedging activities were conducted in accordance with Air Canada’s approved Foreign Exchange Risk Management Policy. Refer to Notes 7, 9, 15 and 17 to the Consolidated Financial Statements for further information on hedging, financial instruments and risk management.

     Effective January 2002, Air Canada adopted changes in Canadian accounting standards that eliminated deferral of foreign exchange revaluation of long-term monetary assets and liabilities in foreign currencies. In 2002, the revaluation adjustments were recorded fully in income, net of any hedging positions, on a monthly basis and resulted in increased volatility of earnings due to fluctuations in the value of the Canadian dollar against foreign currencies. In 2002, the Corporation designated future foreign currency surplus cash flows in Euro, Swiss franc and Japanese yen as a hedge against foreign exchange revaluations of subordinated perpetual debt in these currencies.

     Air Canada has an ongoing operational requirement for US dollars to cover various expenses such as fuel, aircraft materials, interest and aircraft lease payments as well as debt repayments. The Corporation generally obtains US dollars from operations as well as by buying dollars on the spot and on forward exchange markets and through the conversion of other foreign currency surpluses into US dollars. At December 31, 2002, approximately 7 per cent of the net projected operational requirement for US dollars in 2003 was covered by forward exchange contracts.

     Aircraft fuel is a major expense to the Corporation. The Corporation entered into contracts, not exceeding two years, with unrelated creditworthy financial intermediaries and oil companies to manage its exposure to crude oil and fuel price volatility. As at December 31, 2002, the Corporation had effectively hedged 46 per cent of its anticipated first quarter 2003 fuel consumption. Based on 2002 volumes, a US$1 per barrel movement in the average price of crude oil (for example, an improvement from an average of US$29.00 to US$28.00 per barrel of WTI) would have resulted in an approximate CDN$28 million change in 2002 fuel expense for Air Canada, net of fuel hedges, assuming that flying capacity remained unchanged and refining spreads between WTI and jet fuel as well as foreign exchange rates remained constant.

     Air Canada and other airlines have experienced a dramatic rise in the cost of aviation insurance since September 11, 2001. For the year 2002, the Corporation’s aviation insurance increased by approximately $71 million compared to insurance costs in effect prior to September 11, 2001. Additionally, the previous level of third party war risk liability insurance was limited to US$50 million by aviation insurers shortly after September 11. The Government of Canada continues to provide an indemnity for essential aviation service operators which, in Canada, includes air carriers, airports and NAV CANADA, amongst others, which restored the war risk liability coverage to what existed previously. The government indemnity is a temporary measure, until such time as a longer term commercially accepted alternative solution is found. In accordance with our established risk management practice, Air Canada continues to maintain adequate levels of insurance to protect the Corporation’s assets and operational exposures. Such insurance is comparable to insurance coverage carried by other major international airlines.

Air Canada – 2002 Management Discussion & Analysis of Results / 2002 Financial Statements & Notes

SENSITIVITY OF CONSOLIDATED AIRLINE RESULTS

Financial results of the Corporation are subject to many different internal and external factors which can have a significant impact on operating results. In order to provide a general guideline, the following table describes, on an indicative basis, the financial impact that changes in operating assumptions would generally have had on the Corporation’s consolidated 2002 operating results. These guidelines were derived from 2002 levels of activity and make use of management estimates. The impacts are not additive, do not reflect the interdependent relationship of the elements and may vary significantly from actual results due to factors beyond the control of the Corporation.

     Conversely, an opposite change in the sensitivity factor would have had the opposite effect on operating income.

Consolidated

				Estimated
				Operating
		2002	Sensitivity	Income
Key Variable	Routes	Measure	Factor	Impact

				($ millions)
Revenue Measures
Passenger yield per RPM (cents)	System	18.3	1% change in	69
	Canada	24.1	yield per RPM	30
Traffic (RPMs) (millions)	System	44,707	1% change in traffic	61
	Canada	14,616		26
Passenger load factor (%)	System	74.3	1 percentage point change	82
RASM (cents)	System	13.6	1% change in RASM	65
Cost Measures
Labour & benefit expenses ($ millions)		$3,099	1% change	31
Fuel -WTI price (US$/barrel)		US$25.35	US$1/barrel change to WTI (net of hedging)	28
Fuel - Jet fuel price (CDN cents/litre)		34.0	1% change (net of hedging)	10
Cost per ASM (cents)(1)		16.6	1% change	100
Currency Exchange
Canada to US (CDN$)		$1.57	CDN 1¢ change	9
			(e.g. $1.57 to $1.56 CDN dollar)

(1)	Removing non-recurring labour expenses in 2002.

Air Canada – 2002 Management Discussion & Analysis of Results / 2002 Financial Statements & Notes

OUTLOOK

On April 1, 2003, Air Canada obtained an order from the Ontario Superior Court of Justice (the “Court”) providing creditor protection under the Companies’ Creditors Arrangement Act (“CCAA”). The initial order was amended by the Court on April 25, 2003 and may be further amended by the Court throughout the CCAA proceedings based on motions from Air Canada, its creditors and other interested parties. On April 1, 2003, Air Canada, through its Court-appointed Monitor, also made a concurrent petition for recognition and ancillary relief under Section 304 of the U.S. Bankruptcy Code. The CCAA and U.S. proceedings cover Air Canada and the following of its wholly-owned subsidiaries: Jazz Air Inc., ZIP Air Inc., 3838722 Canada Inc., Air Canada Capital Ltd., Manoir International Finance Inc., Simco Leasing Ltd., and Wingco Leasing Inc. (collectively, the “Applicants”). Aeroplan, Air Canada Vacations and Destina are not included in the CCAA filing. These three subsidiaries continue dealings with their creditors on a normal basis, unaffected by the CCAA and U.S. proceedings.

     The Court order and U.S. proceedings provide for a general stay period that expires on June 30, 2003, subject to extension as the Court may deem appropriate. This stay generally precludes parties from taking any action against the Applicants for breach of contractual or other obligations. The purpose of the stay period order is to provide the Applicants with relief designed to stabilize operations and business relationships with customers, vendors, employees and creditors. During the stay period, Air Canada is developing its revised business plan and negotiating new arrangements with creditors (including aircraft lessors) and labour unions with a view to having those arrangements completed prior to proposing a final plan of arrangement.

     The Applicants continue operations with the consent and assistance of the Court-appointed Monitor and under the provisions of the Court orders. The Applicants are undertaking an operational, commercial, financial and corporate restructuring and will propose a plan of arrangement, which will be submitted to the Court for confirmation after submission to any required vote to creditors for approval. Under the plan of arrangement, claims against and interests in the Applicants will be divided into classes according to their seniority or similarity of interests and each class of creditors will vote on the plan of arrangement as it pertains to that class. No rulings have yet been made on the classification of affected creditors.

     The CCAA filing triggered defaults on substantially all of the Applicants’ debt and lease obligations. The stay period order stays most actions against the Applicants, including employee group actions and most actions to collect pre-filing indebtedness or to exercise control over the Applicants’ property. The order also grants the Applicants with the authority to, among other things, a) pay outstanding and future employee wages, salaries and employee benefits and other employee obligations; b) honour obligations related to airline tickets and Aeroplan redemptions; and c) honour obligations related to the Applicants’ interline, clearing house, code sharing and other similar agreements.

Financing During CCAA Proceedings

In conjunction with the CCAA proceedings and for the purpose of ensuring adequate liquidity during the restructuring, Air Canada has arranged for a US$700 million (or an equivalent amount in Canadian dollars not to exceed $1.05 billion) debtor-in-possession (“DIP”) secured revolving credit facility from General Electric Capital Canada Inc. The facility is secured by all of the unencumbered assets of Air Canada. The facility will be available in stages. The first tranche is in the amount of US$400 million, of which CDN$350 million was made available on May 1, 2003. The remainder of the funds within the first tranche will be available after a 21-day appeal period which commenced on May 1st, subject to some security and other documentation being put into place. The second tranche is in the amount of US$300 million and will be made available subject to certain other conditions. The agreement will have a term of up to the earliest of the (a) effective date of a plan of arrangement in the CCAA proceedings and (b) the prepayment in full by the Corporation of all amounts outstanding under the agreement and the termination of the lender’s commitments under the agreement.

CIBC Agreement

On April 17, 2003, Air Canada reached an agreement with Canadian Imperial Bank of Commerce (“CIBC”) on a new contract with respect to the CIBC Aerogold Visa card program and a $350 million short-term financing. The agreement is subject to Court approval under the CCAA proceedings.

     If approved by the Court, CIBC would lend Air Canada $350 million, which loan would be repayable from the proceeds payable by CIBC for points purchased from Air Canada in connection with credit cards that would be subject to the new credit card agreement. The new credit card agreement also provides that the price per point purchased by CIBC would be greater than the price in the old credit card agreement. Pursuant to the new credit card agreement, the arrangements between Air Canada and CIBC would be extended from 2009 to 2013. On April 28, 2003, Air Canada received an unsolicited and non-binding expression of interest for a credit card agreement with Aeroplan from a third party, who has requested that its identity not be disclosed, leading to a bid process that ended on May 10, 2003. Several financial institutions submitted their bids for a credit card agreement with Aeroplan. The recommendation is expected to be heard by the Court on May 14, 2003.

Industry Outlook

During 2002 and continuing in 2003, the airline industry has suffered from a weak economic environment and competitive pressures resulting from excess capacity, lower demand and lower fares. In addition, the industry has experienced challenging operating conditions from increased security measures, increased user fees and insurance costs and high fuel prices. The outlook for the industry remains uncertain reflecting decreasing demand for air travel caused by continuing concerns over security, international

Air Canada – 2002 Management Discussion & Analysis of Results / 2002 Financial Statements & Notes

conflicts, the impact of Severe Acute Respiratory Syndrome (“SARS”) on the travel industry and general economic conditions. During 2002, several major North American airlines commenced bankruptcy proceedings. The current situation and potential future adverse events will likely result in continued financial difficulties for airlines.

Air Canada’s Outlook

Under the current circumstances, Air Canada’s outlook will be determined by the outcome of its restructuring under the CCAA, taking into account the airline industry’s operating environment. Under the CCAA process, Air Canada intends to restructure its balance sheet and costs to complete its transformation into a leaner, more efficient, lower cost airline through savings obtained from, among others, aircraft lessors, lenders, suppliers, creditors and labour groups.

     In addition, a weak revenue environment intensified in April primarily as a result of the devastating impact of the rapid acceleration of the SARS outbreak, not only on Asian routes, but on the airline’s entire network and, in particular, its main hub in Toronto. This environment is translating into reduced forward bookings of between 20 to 25 per cent for the months of May through to July on a year-over-year basis. As a result, on May 13, 2003, the Corporation announced immediate and aggressive actions to reduce operating costs until such time as traffic levels stabilize. These actions include overall capacity reductions amounting to 17 per cent year-over-year for June, July and August, mainly on Asian and transborder routes which will result in the grounding of approximately 40 aircraft at Air Canada and at its subsidiary, Jazz.

Air Canada – 2002 Management Discussion & Analysis of Results / 2002 Financial Statements & Notes

Management’s Report

The consolidated financial statements have been prepared by management in accordance with generally accepted accounting principles and the integrity and objectivity of the data in these financial statements are management’s responsibility. Management is also responsible for all other financial information and for ensuring that this information is consistent, where appropriate, with the information and data contained in the financial statements.

     In support of its responsibility, management maintains a system of internal control to provide reasonable assurance as to the reliability of financial information and the safeguarding of assets. The Corporation has an internal audit department whose functions include reviewing internal controls and their application, on an ongoing basis.

     The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control and exercises this responsibility through the Audit Committee of the Board, which is composed of directors who are not employees of the Corporation. The Audit Committee meets with management, the internal auditors and the external auditors at least four times each year.

     The external auditors, PricewaterhouseCoopers conduct an independent audit, in accordance with generally accepted auditing standards and express their opinion on the financial statements. Their audit includes a review and evaluation of the Corporation’s system of internal control and appropriate tests and procedures to provide reasonable assurance that, in all material respects, the financial statements are presented fairly. The external auditors have full and free access to the Audit Committee of the Board and meet with it on a regular basis.

M. Robert Peterson Executive Vice President and Chief Financial Officer	Robert A. Milton President and Chief Executive Officer

Air Canada – 2002 Management Discussion & Analysis of Results / 2002 Financial Statements & Notes

PricewaterhouseCoopers LLP
Chartered Accountants
1250, boulevard René-Lévesque Quest
Bureau 3500
Montréal (Québec)
Canada H3B 2G4
February 5, 2003	Telephone +1 (514) 205 5000
(except for Notes 1 and 21 which are as at May 13, 2003)	Facsimile +1 (514) 938 5709

Auditors’ Report

To the Shareholders of Air Canada

We have audited the consolidated statements of financial position of Air Canada as at December 31, 2002 and 2001 and the consolidated statements of operations and retained earnings (deficit) and cash flows for the years then ended. These financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2002 and 2001 and the results of its operations and the changes in its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

Air Canada – 2002 Management Discussion & Analysis of Results / 2002 Financial Statements & Notes

Consolidated Statement of Operations and Retained Earnings (deficit)

(IN MILLIONS EXCEPT PER SHARE FIGURES)

(Under Creditor Protection as of April 1, 2003 - note 1)

Year ended December 31	2002	2001

Operating revenues
Passenger	$8,190	$8,123
Cargo	585	578
Other	1,051	910

	9,826	9,611

Operating expenses
Salaries and wages	2,492	2,495
Benefits	607	527
Aircraft fuel	1,288	1,593
Depreciation, amortization and obsolescence	372	441
Commissions	369	476
Food, beverages and supplies	395	435
Aircraft maintenance, materials and supplies	508	569
Airport and navigation fees	772	738
Aircraft rent	1,109	959
Other	2,106	2,109

	10,018	10,342

Operating loss before the undernoted item	(192)	(731)
Non-recurring labour expenses (note 2u)	26	—

Operating loss	$(218)	$(731)

Non-operating income (expense) (note 6)
Net interest expense	(221)	(275)
Loss on sale of assets	(42)	(85)
Other	97	126

	(166)	(234)

Loss before foreign exchange on long-term monetary items and income taxes	(384)	(965)
Foreign exchange on long-term monetary items	(60)	(20)

Loss before income taxes	(444)	(985)
Provision for income taxes (note 14)	(384)	(330)

Loss for the year	(828)	(1,315)
Deficit, beginning of year, as originally reported	(1,930)	(676)
Adjustment related to change in accounting standard (note 2f)	(522)	(461)

Deficit, beginning of year, as restated	(2,452)	(1,137)

Deficit, end of year	$(3,280)	$(2,452)

Loss per share (note 13)

Basic and diluted	$(6.89)	$(10.95)

See accompanying notes.

Air Canada – 2002 Management Discussion & Analysis of Results / 2002 Financial Statements & Notes

Consolidated Statement of Financial Position

(IN MILLIONS EXCEPT PER SHARE FIGURES)

(Under Creditor Protection as of April 1, 2003 - note 1)

December 31	2002	2001

ASSETS
Current
Cash and cash equivalents	$558	$1,067
Accounts receivable	760	764
Spare parts, materials and supplies	367	344
Prepaid expenses	86	60

	1,771	2,235
Property and equipment (note 3)	2,279	2,830
Future income taxes (note 14)	4	404
Deferred charges (note 4)	1,781	1,619
Goodwill	510	510
Other assets (note 5)	1,071	1,146

	$7,416	$8,744

LIABILITIES
Current
Accounts payable and accrued liabilities	$1,713	$1,857
Advance ticket sales	506	481
Current portion of long-term debt and capital lease obligations (note 7)	373	531

	2,592	2,869
Long-term and subordinated perpetual debt and capital lease obligations (note 7)	4,314	4,580
Future income taxes (note 14)	32	60
Other long-term liabilities (note 10)	1,405	1,279
Deferred credits (note 11)	1,361	1,416

	9,704	10,204

SHAREHOLDERS’ EQUITY
Share capital and other equity (note 12)	977	977
Contributed surplus	15	15
Deficit	(3,280)	(2,452)

	(2,288)	(1,460)

	$7,416	$8,744

Approved by the Board:

Robert A. Milton
President and Chief Executive Officer

Paul D. Mitchell
Chairman of the Audit Committee

See accompanying notes.

Air Canada – 2002 Management Discussion & Analysis of Results / 2002 Financial Statements & Notes

Consolidated Statement of Cash Flow

(IN MILLIONS EXCEPT PER SHARE FIGURES)

(Under Creditor Protection as of April 1, 2003 - note 1)

Year ended December 31	2002	2001

CASH FLOWS FROM (USED FOR)
Operating
Loss for the year	$(828)	$(1,315)

Adjustments to reconcile to net cash provided by operations
Depreciation, amortization and obsolescence	372	441
Loss on sale of assets (note 6)	42	85
Foreign exchange on long-term monetary items	60	20
Future income taxes (note 14)	372	319
Employee future benefit funding less than expense	188	156
Decrease in accounts receivable	87	142
Decrease (increase) in spare parts, materials and supplies	(21)	24
Decrease in accounts payable and accrued liabilities	(145)	(490)
Increase (decrease) in advance ticket sales	25	(17)
Aircraft lease payments in excess of rent expense	(253)	(423)
Recovery of lease rebates (note 4)	145	—
Other	(139)	(14)

	(95)	(1,072)

Financing
Short-term loans	—	(178)
Long-term borrowings	78	996
Reduction of long-term debt	(672)	(566)
Proceeds from sale and leaseback of assets	284	1,468
Other	—	(2)

	(310)	1,718

Investing
Proceeds from sale of assets	17	164
Additions to property and equipment, net of recovered progress payments	(109)	(179)
Investments and advances	(12)	(1)

	(104)	(16)

Increase (decrease) in cash and cash equivalents	(509)	630
Cash and cash equivalents, beginning of year	1,067	437

Cash and cash equivalents, end of year	$558	$1,067

Cash flow per share from operations

Basic and diluted	$(0.79)	$(8.92)

See accompanying notes.

Air Canada – 2002 Management Discussion & Analysis of Results / 2002 Financial Statements & Notes

Notes to Consolidated Financial Statements

(CURRENCIES IN MILLIONS)

1. CREDITOR PROTECTION AND RESTRUCTURING

On April 1, 2003 Air Canada obtained an order from the Ontario Superior Court of Justice (the “Court”) providing creditor protection under the Companies’ Creditors Arrangement Act (“CCAA”). The initial order was amended by the Court on April 25, 2003 and may be further amended by the Court throughout the CCAA proceedings based on motions from Air Canada, its creditors and other interested parties. On April 1, 2003, Air Canada, through its Court-appointed Monitor, also made a concurrent petition for recognition and ancillary relief under Section 304 of the U.S. Bankruptcy Code. The CCAA and U.S. proceedings cover Air Canada and the following of its wholly-owned subsidiaries: Jazz Air Inc., ZIP Air Inc., 3838722 Canada Inc., Air Canada Capital Ltd., Manoir International Finance Inc., Simco Leasing Ltd., and Wingco Leasing Inc. (collectively, the “Applicants”). Aeroplan Limited Partnership (“Aeroplan”), Air Canada Vacations (“ACV”) and Destina.ca Inc. (“Destina”) are not included in the filings.

     The Court order and U.S. proceedings provide for a general stay period that expires on June 30, 2003, subject to extension as the Court may deem appropriate. This stay generally precludes parties from taking any action against the Applicants for breach of contractual or other obligations. The purpose of the stay period order is to provide the Applicants with relief designed to stabilize operations and business relationships with customers, vendors, employees and creditors. During the stay period, Air Canada is developing its revised business plan and negotiating new arrangements with creditors (including aircraft lessors) and labour unions with a view to having those arrangements completed prior to proposing a final plan of arrangement.

     The Applicants continue operations with the consent and assistance of the Court-appointed Monitor and under the provisions of the Court orders. The Applicants are undertaking an operational, commercial, financial and corporate restructuring and will propose a plan of arrangement, which will be submitted to the Court for confirmation after submission to any required vote to creditors for approval. Under the plan of arrangement, claims against and interests in the Applicants will be divided into classes according to their seniority or similarity of interests and each class of creditors will vote on the plan of arrangement as it pertains to that class. No rulings have yet been made on the classification of affected creditors.

     The filings triggered defaults on substantially all of the Applicants’ debt and lease obligations. The stay period order stays most actions against the Applicants, including employee group actions and most actions to collect pre-filing indebtedness or to exercise control over the Applicants’ property. The order also grants the Applicants with the authority to, among other things, a) pay outstanding and future employee wages, salaries and employee benefits and other employee obligations; b) honour obligations related to airlines tickets and Aeroplan redemptions; and c) honour obligations related to the Applicants’ interline, clearing house, code sharing and other similar agreements.

Basis of Presentation

While the Company has filed for creditor protection, these financial statements continue to be prepared using the generally accepted accounting principles applied by the Company prior to its filings for creditor protection. Accordingly, the financial statements presented have been prepared using the same principles as those for a going concern. The creditor protection proceedings provide for a period of time for the Company to stabilize its operations and develop a plan of reorganization. As noted below, the DIP financing has been approved by the courts. Management is currently developing a plan to restructure the operations under creditor protection expecting a plan to continue the operations as a going concern. During this period, management will continue to operate the businesses within the constraints of the Court orders. The plan is targeted to be filed with the courts in the third quarter of 2003. Management believes that these actions make the going concern basis appropriate, however, it is not possible to predict the outcome of these matters and there is substantial doubt about the Corporation’s ability to continue as a going concern. There can be no assurance that the results of these actions will improve the financial condition of the Corporation. If the going concern basis is not appropriate, adjustments may be necessary in the carrying amounts and/or classification of assets, liabilities, revenues and expenses in these financial statements. These financial statements do not reflect any adjustments related to subsequent events related to conditions that arose subsequent to December 31, 2002.

     During the periods while the Company is under creditor protection, the Company will reclassify certain amounts within its financial statements to reflect the financial evolution of the operations during the proceedings to distinguish transactions and events that are directly associated with the reorganization from the ongoing operations of the business. In addition, allowed claims under the proceedings may be recorded as liabilities. If the restructuring and reorganization is successful and there is a substantial realignment of the non-equity and equity interests in the Corporation, the Corporation will be required to adopt “fresh start” reporting. Fresh start reporting requires a comprehensive revaluation of the assets and liabilities of the Corporation based on the reorganization value established and confirmed in the Plan. These financial statements do not give effect to any adjustments that may be required during the period in which the company is under creditor protection or as a result of fresh start reporting.

Air Canada – 2002 Management Discussion & Analysis of Results / 2002 Financial Statements & Notes

FINANCING DURING CCAA PROCEEDINGS

GE DIP Financing

In conjunction with the filing, the Corporation has arranged for debtor-in-possession (“DIP”) secured financing. On May 1, 2003, the Court approved the Credit Agreement between Air Canada, as Borrower, and General Electric Canada Finance Inc., as Administrative Agent, Collateral Agent and Revolving Lender. The Credit Agreement also includes the Air Canada subsidiaries included in the filing, as well as Aeroplan, ACV and Destina, as credit parties to the agreement. The facility will be secured by all of the unencumbered present and future assets of Air Canada and its direct and indirect subsidiaries. Each of the credit parties to the agreement has guaranteed payment of the Borrower’s obligations.

     The Credit Agreement is made up of a Credit Advance facility and a Letter of Credit facility, with a maximum aggregate borrowing under the Credit Agreement of US$700. The Credit Agreement can be drawn in either US or Canadian funds and will be available in stages. The initial funding period is a Credit Advance and Letter of Credit obligation in an aggregate amount of up to US$400, of which CDN$350 was made available on May 1, 2003. The remainder of the funds within the initial funding period will be available after a 21 day appeal period which commenced on May 1st, subject to some security and other documentation being put into place. The second funding period is a Credit Advance and Letter of Credit obligation in an aggregate amount of up to US$700, including amounts drawn under the initial funding period. The availability of funds under the initial funding period is subject to certain conditions, including the maintenance of a loan collateral ratio. The availability of funds under the second funding period is subject to the conditions of the initial funding period and additional conditions, including the maintenance of a minimum EBITDAR (earnings (operating income) before depreciation, amortization, obsolescence and aircraft rent); minimum cash balance requirements and; the approval of the business plan by the lender.

     Under the Credit Agreement, availability of funds is determined by a formula based on a percentage of eligible assets. The eligible assets consist of certain previously unencumbered aircraft, equipment, spare parts, real estate, takeoff and landing slots, gates and routes, and accounts receivable. The underlying value of the eligible assets may fluctuate periodically and such fluctuations in value may have an impact on the availability of funds under the Credit Agreement.

     The Credit Agreement will have a term of up to the earliest of (a) the effective date of a plan of arrangement in the CCAA proceeding and (b) the prepayment in full by the Corporation of all amounts outstanding under the Credit Agreement and the termination of the lender’s commitments under the agreement. The Credit Agreement may be accelerated upon the occurrence of an event of default under the Credit Agreement and contains customary mandatory prepayments including, among other things, the occurrence of certain asset sales and the issuance of certain debt or equity securities.

     US dollar borrowings under the Credit Advance bear interest at rates per annum equal to either the US index rate plus 5% or the LIBOR rate plus 6.5%, at the borrower’s option. Canadian dollar borrowings under the Credit Advance bear interest at rates per annum equal to either the Canadian Index rate plus 5% or the BA rate plus 6.5% at the borrower’s option.

     Closing and commitment fees under the Credit Agreement are US$40. An unused facility fee is payable at 0.5% on unused facility less than US$100, at 0.75% for unused facility between US$100 and $200 and 1.0% for unused facility greater than $200. Outstanding letters of credit draw a fee of 4%. An annual collateral monitoring fee of US$0.5 is payable up until the effective date of a plan of arrangement.

CIBC Financing

On April 17, 2003, Air Canada reached an agreement with CIBC on a new contract with respect to the CIBC Aerogold Visa card program. The new contract is subject to Court approval in the CCAA proceedings. As part of the new contract, CIBC would make a miles prepayment of $350 million to Air Canada and pay the airline a higher price per Aeroplan Mile acquired. The terms of the contract also call for an extension to 2013.

     Air Canada received on April 28 an unsolicited and non-binding expression of interest for a credit card agreement with Aeroplan from a third party who has requested that its identity not be disclosed. Following the Monitor’s review of the proposal, the Monitor issued a report in which it recommended that the motion to approve the CIBC credit card agreement and related financing facility be adjourned in order to provide the Monitor with additional time to conduct a process in which additional expressions of interest from alternative credit card providers could be obtained. The Court granted the Monitor’s request to adjourn the motion to approve the CIBC agreements and approved the bid process recommended by the Monitor. The bid process ended May 10, 2003. Several financial institutions submitted their bids for a credit card agreement with Aeroplan. The Court is scheduled to review the Monitor’s recommendation on May 14, 2003. It is uncertain at this time what the outcome of this process will be.

Contributing Factors

During 2002 and continuing in 2003, the airline industry has suffered from a weak economic environment and competitive pressures resulting from excess capacity, lower demand and lower fares. In addition, the industry has experienced challenging operating conditions from increased security measures, increased user fees and insurance costs and high fuel prices. The outlook for the industry remains uncertain reflecting decreasing demand for air travel caused by continuing concerns over security, international conflicts, the impact of Severe Acute Respiratory Syndrome (“SARS”) on the travel industry and general economic conditions. During 2002, two major North American Airlines commenced bankruptcy proceedings. The current situation and potential future adverse events will likely result in continued financial difficulties for airlines.

Air Canada – 2002 Management Discussion & Analysis of Results / 2002 Financial Statements & Notes

     The Corporation became significantly leveraged in recent years. The 1999 share buy back which used $1,100 of cash, before partner contributions and other funding arrangements of $705, and the unfavourable market conditions affecting all major North American airlines resulting from the September 11, 2001 terrorists attacks were contributing factors. The Corporation had significant debt as outlined in Notes 7 through 9. At December 31, 2002, the aggregate carrying value of the Corporation’s debt was $4,687. Further, the Corporation had significant commitments related to operating leases and purchase commitments and employee benefit plans. Also contributing to the liquidity concerns, on March 21,2003, the Office of the Superintendent of Financial Institutions issued a Temporary Direction instructing Air Canada to make pension contributions in an amount equal to the contribution holidays taken in 2002 and to cease taking contribution holidays (refer to note 21). In addition, the Corporation had fully utilized its existing credit lines.

     In recent years, liquidity requirements were met in part by certain financing transactions involving unencumbered assets and the sale and leaseback of aircraft. These transactions had the impact of increasing future charges such as lease and interest expense.

     Beginning in 2002, Management undertook a plan designed to improve liquidity, increase revenues and reduce costs including: (a) increased participation and more effective competition in the low fare market through the expansion of Tango and the launch of ZIP, (b) reducing distribution costs through the use of new distribution models and (c) the launch of a Six Sigma program, focusing on cost reduction, cash flow improvement and process re-design. However these initiatives were not enough to overcome the significant cost and liquidity challenges faced by the Corporation.

2.     NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Air Canada is Canada’s largest domestic and international full service airline, providing scheduled and charter air transportation for passengers and cargo. The Air Canada family of brands includes Tango, ZIP, Air Canada Jazz, and Air Canada Jetz. As at December 31, 2002, the Corporation’s route network serves 148 destinations including 61 cities in Canada, 41 cities in the United States and 46 other international destinations. Through commercial agreements with independent regional carriers, an additional 21 North American communities are served bringing the total network to 169 destinations on five continents.

     Air Canada operates an extensive global network in conjunction with its international airline partners. With Air Canada’s strategic alliance and commercial partnerships, during 2002, scheduled and charter air transportation was offered to 700 destinations in more than 128 countries.

     Supporting the airline business, the Corporation also provides airline related services. Air Canada provides aircraft and engine maintenance services to third parties. Aeroplan, Air Canada’s loyalty program, rewards members with travel rewards both for flying on Air Canada and its airline partners, and for purchasing services from other program participants. Air Canada Vacations, a Canadian tour operator, provides packaged vacation solutions. In 2002 Air Canada launched Destina.ca as a comprehensive online travel services site. Air Canada also provides ground handling and other services to airlines and other customers.

Summary of Significant Accounting Policies

a) Basis of Presentation and Generally Accepted Accounting Principles

The consolidated financial statements are expressed in Canadian dollars and are prepared in accordance with accounting principles generally accepted in Canada. A reconciliation to generally accepted accounting principles in the United States is provided in Note 20.

As further described in note 1, these consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles applicable to a going concern, which assumes that the Corporation will be able to realize its assets and discharge its liabilities in the normal course of business in the foreseeable future.

b) Principles of Consolidation

These consolidated financial statements include the accounts of Air Canada as well as all of the Corporation’s subsidiaries. There are no subsidiaries that have not been consolidated where it would be appropriate to do so under accounting principles generally accepted in Canada. All significant intercompany balances and transactions are eliminated.

     In April 2003, the Canadian Accounting Standards Board approved a new Accounting Guideline on Consolidation of Variable Interest Entities (“AcG-15”). AcG-15 requires an entity to identify “variable interest entities” (VIEs) in which they have an interest and determine whether they are the primary beneficiary of such entities. AcG-15 also provides guidance for applying the principles in Subsidiaries, Section 1590. The Guideline is harmonized with US Guidance. AcG-15 will be effective for all annual and interim periods beginning on or after January 1, 2004. The Corporation continues to evaluate the potential future impact this guideline will have on its financial position and results of operations under both Canadian and US GAAP.

c) Segment Reporting

The Corporation has one major business segment, air transportation and related services.

d) Goodwill

Goodwill represents the excess of the acquisition costs of investments in subsidiaries over the Corporation’s proportionate share of the fair value of the net assets at the date of acquisition.

     Effective January 1, 2002, the Corporation prospectively adopted the new Canadian Institute of Chartered Accountants standard #3062 – Goodwill and Other Intangibles (“CICA 3062”), which no longer permits the amortization of goodwill and other indefinite life intangibles but subjects these assets to fair value impairment tests on at least an annual basis.

Air Canada – 2002 Management Discussion & Analysis of Results / 2002 Financial Statements & Notes

     As required by CICA 3062, goodwill and indefinite life intangibles were tested for impairment as of January 1, 2002. This transitional impairment test was completed during the second quarter, and no impairment loss was recorded.

     The annual impairment test was completed in the fourth quarter, and it was determined that no impairment had occurred. Any impairment of goodwill would be recognized as an expense in the period of impairment.

     The following is what the reported loss would be for the year ended December 31, 2001, after removing goodwill and indefinite life intangible amortization expense:

Year ended December 31	2002	2001

Reported loss	$(828)	$(1,315)
Add back: Goodwill amortization	—	17
Add back: Amortization of route rights and slot purchase cost	—	5

Adjusted income loss for the period	$(828)	$(1,293)

Basic and diluted earnings per share	$(6.89)	$(10.95)
Add Back: Goodwill amortization	—	0.14
Add Back: Amortization of route rights and slot purchase cost	—	0.04

Adjusted basic and diluted earnings per share	$(6.89)	$(10.77)

e) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

f) Foreign Currency Translation

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at rates of exchange in effect at the date of the consolidated statement of financial position. Gains or losses are included in income of the year. Non-monetary assets, non-monetary liabilities, revenues and expenses arising from transactions denominated in foreign currencies, are translated at rates of exchange in effect at the date of the transaction.

     Effective January 1, 2002, the Corporation retroactively adopted, with restatement of prior periods, the amendments to Canadian Institute of Chartered Accountants standard #1650 – Foreign Currency Translation (“CICA 1650”), which no longer permits the deferral and amortization of unrealized translation gains and losses on long-term foreign currency denominated assets and liabilities.

     The impact of CICA 1650 as at January 1, 2001 is a charge to the deficit of $461 (charge of $522 as at December 31, 2001). Based on December 31, 2000 balances, this charge is the write off of deferred foreign exchange losses on long-term debt of $119 ($157 as at December 31, 2001) and the recording of foreign exchange losses on subordinated perpetual debt of $410 ($365 as at December 31, 2001), net of a tax asset of $68 (nil as at December 31, 2001). The impact on loss for the year ended December 31, 2001 is unfavourable $61 or $0.52 per share, basic and diluted. The impact on loss for the year ended December 31, 2002 is unfavourable $33 or $.28 per share, basic and diluted.

g) Cash and Cash Equivalents

Cash includes short-term investments of $343 (2001 $1,021). All short-term investments may be liquidated promptly and have maturities of less than ninety days.

h) Spare Parts, Materials and Supplies

Spare parts, materials and supplies are valued at average cost. A provision for the obsolescence of flight equipment spare parts is accumulated over the estimated service lives of the related flight equipment to a 30% residual value.

i) Air Transportation Revenues

Airline passenger and cargo sales are deferred and included in current liabilities. Passenger and cargo revenues are recognized when the transportation is provided. Due to the complex pricing structures and the complex nature of interline agreements used throughout the industry, certain amounts recognized as revenue are based on estimates as to timing and amount.

j) Employee Future Benefits

The significant policies related to employee future benefits are as follows:

•	The cost of pensions and other retirement benefits earned by employees is actuarially determined using the projected benefit method prorated on service, market interest rates, and management’s best estimate of expected plan investment performance, salary escalation, retirement ages of employees and expected health care costs.

•	An adjusted market value method is used to value plan assets for the purpose of calculating the expected return on plan assets. Under this method, realized and unrealized gains and losses arising during a given year are spread on a straight-line basis over four years.

•	Past service costs are amortized on a straight-line basis over the Expected Average Remaining Service Life (EARSL) of the plan.

•	Cumulative unrecognized net actuarial gains and losses in excess of 10% of the greater of the projected benefit obligation or adjusted market value of plan assets are amortized over EARSL. Unamortized negative balances may be recognized immediately so that the accrued pension asset does not exceed the expected future benefit.

k) Property and Equipment

Property and equipment is stated at cost. Property under capital leases and the related obligation for future lease payments are initially recorded at an amount equal to the then present value of those lease payments. Property and equipment is carried at the lesser of amortized cost and net recoverable amount.

Air Canada – 2002 Management Discussion & Analysis of Results / 2002 Financial Statements & Notes

     Operating property and equipment, including property under capital lease, are depreciated to estimated residual values based on the straight-line method over their estimated service lives. Mainline aircraft and flight equipment are depreciated over 20 to 25 years, with 10 to 15% estimated residual values. Regional aircraft and flight equipment are depreciated over 20 years, with 20% estimated residual values. Aircraft reconfiguration costs are amortized over 3 years. Aircraft introduction costs are amortized over 4 years. Betterments to owned aircraft are capitalized and amortized over the remaining service life of the aircraft. Betterments to aircraft on operating leases are amortized over the term of the lease.

l) Maintenance and Repairs

Maintenance and repair costs are charged to operating expenses as incurred, with the exception of maintenance and repair costs related to return conditions on short-term aircraft leases, which are accrued over the term of the lease.

m) Other Operating Expenses

Included in other operating expenses are expenses related to computer network and information technology costs, computer reservation service charges, building rent and maintenance, terminal handling, professional fees and services, crew meals and hotels, advertising and promotion, insurance costs, credit card fees, and other expenses.

n) Loyalty Program

The incremental cost of providing travel awards for mileage credits earned through air travel is charged to expense when the mileage credits are issued. The proceeds from the sale of mileage credits to third parties are deferred and recognized as revenue as these credits are redeemed.

     The current portion of incremental cost and the current portion of deferred revenue liabilities are included in accounts payable. The determination of the current portion is based on management’s estimate as to the portion of the liabilities that will be extinguished in the next twelve months. The remainder of the liabilities are carried in other long-term liabilities.

o) Interest Capitalized

Interest on funds used to finance the acquisition of new flight equipment and other property and equipment is capitalized for periods preceding the dates the assets are available for service. The interest rate used for capitalization is based on the Corporation’s weighted average interest rate as disclosed in note 7.

p) Deferred Credits

Gains on sale and leaseback transactions are deferred and amortized to income over the terms of the leases as a reduction of rental expense.

     Contributions received in exchange for extensions to commercial agreements are deferred and amortized over the life of the contract extension as other revenues.

q) Income Taxes

The Corporation utilizes the liability method of accounting for income taxes under which future income tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amount and the tax basis of assets and liabilities. Future income tax assets are measured using substantively enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date.

     Future income tax assets are recognized to the extent that realization is considered more likely than not. The assessment as to the future realization of future income tax assets, including loss carryforwards, requires considerable judgment. Future realization of tax assets is dependent upon sufficient taxable income of an appropriate nature within the carryforward periods available under the appropriate tax laws. The assessment of realization is based upon the weight of evidence at the respective balance sheet date.

r) Stock-Based Compensation Plans

Effective January 1, 2002, the Corporation prospectively adopted the new Canadian Institute of Chartered Accountants standard #3870 – Stock-Based Compensation and Other Stock-Based Payments (“CICA 3870”). As recommended by CICA 3870, the Corporation adopted the fair value method to account for stock-based transactions with employees. The Corporation has a stock option plan as described in note 12. The fair value of stock options granted is recognized as a charge to salary and wage expense over the applicable vesting period, with an offset to contributed surplus. When stock options are exercised, the consideration paid by employees, together with the amount in contributed surplus, is credited to share capital.

     The Corporation also has share appreciation plans, described in note 12. Compensation costs are accrued up until the first date of redemption at the amount by which the market value of the shares exceeds the value specified under the plan. Any subsequent change in the market value of the shares is recording in income thereafter.

s) Financial Instruments and Hedging Activities

The Corporation manages its exposure to changes in interest rates, foreign exchange rates and jet fuel prices through the use of various derivative financial instruments. The Corporation formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Corporation assesses the effectiveness, both at the inception of the hedging relationship and throughout its term, of the derivative used at offsetting changes in fair value or cash flows of the hedged item. Realized and unrealized gains or losses associated with derivative instruments used in a hedging relationship, which have been terminated or cease to be effective prior to maturity, are deferred and recognized in income in the period in which the hedged transaction is recognized. When an anticipated transaction that is being hedged by a

Air Canada – 2002 Management Discussion & Analysis of Results / 2002 Financial Statements & Notes

derivative instrument is no longer expected to occur at the time or in the amount as when identified at the inception of the hedging relationship, any deferred amounts related to the derivative instrument are taken into income.

     The Corporation manages its foreign exchange exposure on long-term debt and anticipated transactions, as appropriate, through the use of options, forward contracts and cross currency swaps with unrelated creditworthy third parties. Foreign exchange translation gains and losses are accrued and offset gains and losses resulting from the underlying hedged transaction. Premiums and discounts are amortized over the term of the contracts.

     The Corporation enters into interest rate swap agreements to manage its exposure to changes in interest rates on long-term debt, as appropriate. Net receipts or payments under the Corporation’s swap agreements are accrued as adjustments to interest expense.

     The Corporation enters into fuel hedging arrangements through the use of derivative financial instruments to manage its exposure to jet fuel price volatility. Resulting gains and losses are recorded as adjustments to fuel expense, using the settlement method, as fuel is purchased. Premiums and discounts are amortized over the term of the contracts.

     The Corporation may designate a hedging relationship, using an anticipated transaction as the hedging item, and apply hedge accounting when it is probable that the anticipated transaction will occur at both the time and in the amount expected. In 2002, the Corporation designated a portion of future net foreign currency revenue streams as a hedge against a majority of the subordinated perpetual debt. Translation gains and losses on subordinated perpetual debt that is hedged by future net foreign currency revenue streams is deferred to be offset against the exchange gain or loss on the revenue transactions resulting from the revenue transaction being recorded at the exchange rates in effect on inception of the hedge.

     Consistent with the delay in the effective date of the new Canadian Institute of Chartered Accountants Accounting Guideline 13 – Hedging Relationships to fiscal years beginning after July 1, 2003, the Corporation has delayed the adoption of this guideline to January 1, 2004. The new guideline will require an entity to identify and document the nature of a hedging relationship at the inception of the hedge. It also will require an entity to test the hedging relationship for effectiveness both at the inception of the hedge and throughout its term. The Corporation continues to review the potential future impact this guideline will have on its financial position and results of operations.

t) Route Rights and Slot Purchase Costs

Indefinite life route rights and slot purchase costs that will be used on an ongoing basis are carried at cost and not amortized. Indefinite life route rights and slot purchase costs are subject to annual impairment tests. The fair value of indefinite life route rights and slot purchase costs, and any impairment of that value, is assessed by reference to cash flows. Any impairment would be recognized as an expense in the period of impairment. Route rights and slot purchase costs with a fixed expiry are amortized over the term of the contract.

     As described in note 2(d), effective January 1, 2002, the Corporation prospectively adopted CICA 3062.

u) Non-recurring Labour

Non-recurring labour expenses, in the year 2002, represent costs for completing the collective agreement between the Corporation and the Canadian Union of Public Employees (“CUPE”), representing Air Canada’ s 8000 flight attendants. The total expense has been recorded in 2002 and the payments will be made over a three year period. The ratification of the CUPE agreement formally concludes the integration of Air Canada and Canadian Airlines.

v) Deferred Financing Costs

Included in deferred charges are deferred financing costs, including bond discounts and lease transaction fees, which are amortized on a straight-line basis over the term of the related obligation.

w) Aircraft lease payments in excess of or less than rent expense

Total aircraft operating lease rentals over the lease term are amortized to operating expense on a straight-line basis. Included in deferred charges and deferred credits is the difference between the straight line aircraft rent expense and the payments as stipulated under the lease agreement. Aircraft rent expense also includes an accrual for any expected deficiency under a residual value guarantee, if required.

x) Comparative Figures

Certain comparative figures have been reclassified to conform with the financial statement presentation adopted in the current year.

Air Canada – 2002 Management Discussion & Analysis of Results / 2002 Financial Statements & Notes

3. PROPERTY AND EQUIPMENT

	2002	2001

Cost
Flight equipment	$2,533	$2,833
Other property and equipment	1,874	1,753

	4,407	4,586

Accumulated depreciation and amortization
Flight equipment	1,288	1,252
Other property and equipment	1,091	986

	2,379	2,238

	2,028	2,348
Progress payments	251	482

Property and equipment at net book value	$2,279	$2,830

     Included in flight equipment are nine aircraft under capital leases (2001 - nine) with a cost of $401 (2001 - $401) less accumulated depreciation of $91 (2001 - $53) for a net book value of $310 (2001 - $348). Included in other property and equipment is computer equipment and facilities under capital leases with a cost of $104 (2001 - $50) less accumulated depreciation of $10 (2001 - $2) for a net book value of $94 (2001 - $48).

     Interest capitalized during the year amounted to $25 using an average interest rate of 8.1% (2001 $39 at 8.3%).

     As at December 31, 2002, flight equipment included 20 DC-9’s (2001 - 23), three B747-200’s (2001 - three), three B767-200’s (2001 - three), four B737 (2001 - three) and 28 F28 aircraft (2001 - eight) which are retired from active service with a net book value of $46 (2001 - $79) which approximates net recoverable value.

4. DEFERRED CHARGES

	2002	2001

Aircraft lease payments in excess of rent expense (1)	$1,489	$1,408
Financing costs	135	148
Foreign exchange hedges	105	—
Aircraft introduction costs	21	23
Other	31	40

Deferred charges	$1,781	$1,619

(1)	In 2002, the Corporation completed a transaction whereby lease rebates of $150 ($145 net of transaction fees) were recovered from 16 aircraft operating leases. The rebates were made possible due to a decline in interest rates since the inception of these leases and accelerates the rebates that would have otherwise been received at the end of the lease. While increasing current liquidity, this transaction may have the adverse impact of increasing aircraft rent expense in the future.

5. OTHER ASSETS

	2002	2001

Prepaid pension asset (Note 16)	$562	$670
Security and other deposits	228	192
Notes and other long-term receivables(1)	126	147
Indefinite life route rights and slot purchase costs	84	84
Directors’ and Officers’ Trust(2)	30	10
Other	41	43

Other assets	$1,071	$1,146

(1)	Notes receivable in the amount of $126 bear interest at a weighted average rate of 11.2% (2001 - 11.1%) and mature 2005 through 2010. The carrying value of notes receivable approximates fair value.

(2)	The Directors’ and Officers’ Trust represents restricted funds placed in trust for the use of the Directors and Officers of the Corporation under certain circumstances.

6. NON-OPERATING INCOME (EXPENSE)

	2002	2001

Net interest expense
Interest income	$44	$38
Interest expense	(290)	(352)
Interest capitalized	25	39

Total	(221)	(275)

Gain (loss) on sale of and provision on assets
Gain on sale of investments	9	11
Gain on sale of assets to Greater Toronto Airport Authority	—	73
Provision for loss on aircraft and inventory	(32)	(176)
Other	(19)	7

Total	(42)	(85)

Other
Gain on purchase of debt	118	52
Government of Canada assistance	(37)	105
Financing and other	16	(31)

Total	97	126

Total	$(166)	$(234)

Air Canada – 2002 Management Discussion & Analysis of Results / 2002 Financial Statements & Notes

Provision for Loss on Aircraft and Inventory

In 2002 the Corporation recorded provisions of $32 related to non-operating aircraft and spare parts. Similarly in 2001 the Corporation recorded provisions of $176 related to aircraft and spare parts and future payments on leased aircraft. The provisions in 2001 were recorded on both non-operating aircraft and on aircraft planned to be removed from active service. These provisions are based on management’s best estimate of the net recoverable value of aircraft and spare parts and on undiscounted projected obligations for lease agreements.

Government of Canada Assistance

In 2001 the Government of Canada announced a program to provide compensation to Canadian air carriers for losses resulting from the closure of Canada’s airspace following the terrorist attacks in the United States on September 11, 2001. Losses that occurred from September 11th through September 16th attributable to the closure of Canadian airspace were considered for compensation under this program. In 2001 the Corporation recorded $105 representing the amount expected to be realized from its claim under this compensation program.

     The Corporation’s claim was subject to review by the Government of Canada. In 2002 the Corporation recorded a $37 charge to income as the Government disallowed a portion of its claim.

7. LONG-TERM AND SUBORDINATED PERPETUAL DEBT AND CAPITAL LEASE OBLIGATIONS

	Final Maturity	Interest Rate (%)			2002	2001

US dollar debt (a)	2005 - 2015	2.1	-	$10.25	$1,339	$1,472
Canadian dollar debt (b)	2003 - 2009	5.0	-	10.00	980	1,152
Euro debt (c)	2005 - 2011	6.6	-	10.25	486	444
Swiss franc debt (d)	2002	—			—	178
Japanese yen notes (e)	2007	1.9			94	104

					2,899	3,350

Convertible subordinated debentures (note 8)					131	129
Subordinated perpetual debt (note 9)					1,193	1,172
Capital lease obligations (f)	2003 - 2028	3.0	-	11.8	464	460

					4,687	5,111

Current portion of long-term debt					(373)	(531)

Long-term and subordinated perpetual debt and capital lease obligations					$4,314	$4,580

All debt is unsecured with the exception of subsidiaries’ debt totalling $131 (2001 - $78), which is secured by certain of their assets, and capital lease obligations totalling $464 (2001 - $460).

     Interest paid on long-term and subordinated debt and capital lease obligations in 2002 was $283 (2001 - $303) at a weighted average interest rate of 8.2% (2001 - 8.4%). By currency, the weighted average interest rate for 2002 is broken down as follows: Canadian dollar debt – 7.4%; US dollar debt – 8.3%; Euro debt –11.2%; Swiss franc debt – 8.3% and Japanese yen debt – 7.0%.

     Principal repayment requirements for the next five years are as follows:

	2003	2004	2005	2006	2007

Long-term debt	$277	$591	$300	$563	$306
Capital lease principal obligations	$96	$87	$37	$57	$84

a)	As at December 31, 2002, US dollar debt totalled US$848, of which US$415 is at floating interest rates based on US dollar LIBOR. Approximately 5% of the 2003 interest rate exposure on the floating rate US dollar debt is hedged by short-term interest rate contracts. US$848 debt is comprised of the following:

•	US$138 borrowing maturing in 2005 redeemable on any interest payment date.

•	US$154 borrowing maturing in 2007 redeemable on any interest payment date.

•	US$51 borrowing maturing in 2008 redeemable in whole or in part any time, with an indemnity.

•	US$175 borrowing maturing in 2009 redeemable in whole or in part at any time.

•	US$280 borrowing maturing in 2011 redeemable in whole or in part at any time, with an indemnity. The Corporation has entered into a cross currency swap with an unrelated creditworthy third party, which effectively converts the borrowing with a fixed rate of interest into a Japanese yen borrowing with rates of interest varying over time and a variable settlement amount. This cross currency swap is in place for the term of the borrowing.

•	US$50 borrowing maturing in 2015 redeemable on any interest payment date.

Air Canada – 2002 Management Discussion & Analysis of Results / 2002 Financial Statements & Notes

b)	As at December 31, 2002, Canadian dollar debt totalled $980 and is comprised of the following:

•	$175 borrowing maturing in 2004

•	$248 borrowing maturing in 2006

•	$204 borrowing maturing in 2007 redeemable in whole or in part any time, with an indemnity.

These borrowings have fixed rates of interest.

     A committed and unsecured revolving credit facility at a floating interest rate with a group of financial institutions in Canada. As at December 31, 2002, the facility is fully drawn at $300. The availability of funds under the facility declines progressively until maturity in 2004, with $62 due in 2003 and the remainder in 2004. These repayments under the credit facility are also included in the five year debt repayment schedule above.

     Various other Canadian dollar denominated subsidiary debt totalling $53, of which $8 is at floating interest rates.

c)	As at December 31, 2002, fixed rate Euro debt totalled 310 EUR and is comprised of the following:

•	85 EUR borrowing maturing in 2011 redeemable in whole or in part any time, with an indemnity.

•	130 EUR borrowing maturing in 2006.

•	95 EUR borrowing maturing in 2005. The Corporation has entered into an arrangement, with unrelated creditworthy third parties, related to this debt effectively converting 95 EUR fixed rate debt into Canadian floating rate debt until January 2005.

d)	Swiss franc debt matured and was repaid in 2002.

e)	As at December 31, 2002, Japanese yen debt was comprised of 7,143 JPY notes to be repaid in equal semi-annual installments ending October 2007. The interest rate on the notes was reset in 2002 based on interest rate indices. These notes are redeemable in whole on any interest payment date.

f)	Included in capital lease obligations are computer equipment, facilities and a total of nine aircraft. Capital lease obligations total $464 (C$219, US$135, and 2,404 Japanese yen). Future minimum lease payments are $685, which includes $221 of interest.

8. CONVERTIBLE SUBORDINATED DEBENTURES

In December 1999, the Corporation issued $150 convertible subordinated debentures which have an annual interest rate of 7.25%, payable quarterly, and are convertible at $16.00, at the holder’s option, into Air Canada common shares and Class A non-voting common shares (“Class A shares”) at any time up to and including maturity in December 2009. This equals a rate of 6.25 shares per $100.00 principal amount of convertible subordinated debentures. There are no principal payments until maturity in 2009.

     The Corporation can force conversion into common shares and Class A shares at any time following the seventh anniversary of the issue if the weighted average closing price of the shares of the Corporation for the 20 trading days prior to the date of the redemption provides the holder an internal rate of return of at least 12% for the period commencing from the date of issuance of the convertible subordinated debentures and ending on the redemption date. The internal rate of return calculation includes interest payments made by the Corporation under the convertible subordinated debentures and the excess of the weighted average closing price above $16.00.

     $131 of the convertible subordinated debentures, representing the present value of interest and principal payments to December 2009, is classified as long-term debt. An amount of $25, representing the value of the conversion option, is classified as share capital. Over the life of this instrument, the $131 will be increased to $150 to provide an annual interest expense equal to the then market interest rate of similar debt instruments of 10%.

     These debentures rank subordinate to all obligations and debt, excluding subordinated perpetual debt.

9. SUBORDINATED PERPETUAL DEBT

	2002	2001

34,000 (2001 45,000) Japanese yen at 2.60% until 2004
Callable in 2004 and every fifth year thereafter at par (a)	$452	$547
300 Swiss francs at 6.25%
Callable in 2006 and every fifth year thereafter at 102% of par	343	288
200 Swiss francs at 5.75%
Callable at 102% of par in 2004 and every fifth year thereafter at 102% of par	228	192
102 Euro at 5.5%
Callable until March 2003 and every third year thereafter at par (b)	170	145

Subordinated perpetual debt	$1,193	$1,172

As described in note 2f), the Corporation retroactively adopted, with restatement of prior periods, the amendments to CICA 1650 – Foreign Currency Translation. Prior to the adoption of the amendments to CICA 1650, the effect of foreign exchange on subordinated perpetual debt was not recorded in income but offset against the debt.

     The maturity of this subordinated perpetual debt is only upon the liquidation, if ever, of the Corporation. Principal and interest payments on the debt are unsecured and are subordinated to the prior payment in full of all indebtedness for borrowed money.

Air Canada – 2002 Management Discussion & Analysis of Results / 2002 Financial Statements & Notes

a)	The interest rate on the yen subordinated perpetual debt is 2.60% until 2004 and will be reset for each subsequent five-year reset period based upon a capped spread over the Japanese long-term prime lending rate. In 2002, through a subscription arrangement with a major financial institution, the Corporation purchased from certain syndicate loan members their rights to 7,500 JPY in this borrowing. Together with 1999 through 2001 purchases, the Corporation now holds the rights to 22,500 JPY in this borrowing. In addition, in 2002 the Corporation repurchased and cancelled 3,500 JPY in this borrowing. A gain of $92 was recorded in 2002 on these repurchases of yen subordinated perpetual debt.

The Corporation has entered into an interest rate swap effectively fixing the next interest rate reset for 15% of the outstanding principal at interest rates similar to that currently being paid.

b)	The interest rate on the Euro subordinated perpetual bonds is 5.5% until March, 2003 and will be reset for each subsequent three-year reset period based upon an index of German unsecured domestic debt.

10. OTHER LONG-TERM LIABILITIES

	2002	2001

Employee Future Benefits	$835	$737
Loyalty Program	384	377
Long-term employee liabilities	108	78
Other	78	87

Other long-term liabilities	$1,405	$1,279

11. DEFERRED CREDITS

	2002	2001

Gain on sale and leaseback of assets	$786	$799
Aircraft rent expense in excess of lease payments	327	333
Contributions received in exchange for extensions of commercial agreements(1)	241	275
Other	7	9

Deferred credits	$1,361	$1,416

(1)	Contributions received in exchange for extensions of commercial agreements relate to the Star Alliance contract as described in note 12 and a contract extension with the Canadian Imperial Bank of Commerce (“CIBC”), an Aeroplan program partner. The CIBC agreement provides for events of termination related to a material breach of the terms of the agreement. If there should occur a termination of this agreement for any reason other than as a result of a failure by CIBC to fulfill its obligations, Air Canada will reimburse to CIBC the remaining future value of the contribution received in exchange for the contract extension, including interest at 6%.

12. SHARE CAPITAL AND OTHER EQUITY

The authorized capital of the Corporation consists of an unlimited number of common shares, Class A non-voting common shares (“Class A shares”), Class A preferred shares issuable in series and Class B preferred shares issuable in series. The Corporation’s Articles of Incorporation under provisions of the Canada Business Corporations Act include a limit on aggregate non-resident ownership of common shares or other voting shares of 25%. On February 2, 2002, Bill C-38 was proclaimed in force removing the previously existing limit on individual ownership of voting shares in Air Canada.

     In 1999, the Corporation issued 10 million Class A Convertible Participating Non-Voting Preferred Shares, Series 1 (“Series 1 preferred shares”) to Expo Investment Partnership, L.P., a partnership formed by UAL Corporation (“UAL”) and Deutsche Lufthansa AC (“Lufthansa”), two of Air Canada’S Star Alliance partners. These shares are entitled to receive dividends equal to the amount paid to holders of the Corporation’s common shares. The shares are not redeemable by the Corporation prior to December 31, 2009, unless either of the partners ceases to be a participant in the Star Alliance and as a result the Corporation terminates its Alliance Agreement or either partner is in breach of any Alliance Agreement which leads to the Corporation terminating its Alliance Agreement. On or after December 31, 2009, the Corporation may redeem the shares for $25.00 per share plus declared and unpaid dividends and a gross-up for dividends and deemed dividends. The holder of the Preferred Shares has the option to require the Corporation to redeem the Preferred Shares at $25.00 per share (plus a premium of 1% in the event there is a change of control of the Corporation and a gross-up for dividends and deemed dividends) if: the Corporation breaches an Alliance Agreement in a manner which does or could reasonably be expected to have a material impact; a breach of certain covenants occurs; a change of control of the Corporation occurs that does or is reasonably expected to have a material impact; or the Corporation refuses to extend the Alliance Agreements after they expire at any time on or after December 31, 2009. The holder may convert each preferred share at any time into a) 1.0417 Class A shares for $24.00 or b) an equal number of Class A Convertible Participating Non-Voting Preferred Shares, Series 2, which are transferable to third parties but do not contain certain of the covenants described above. The holder is entitled to receive, in priority to common and Class A shares, $25.00 per share plus any declared and unpaid dividends in the event of liquidation of the Corporation. In the event the Corporation breaches its obligations under the Alliance Agreements in a manner material and adverse to the revenues of UAL or Lufthansa and the Alliance Agreements are terminated, the Corporation has agreed to pay liquidated damages in amounts declining over a ten year period from $250 to $37.

     In 1999, the Corporation issued 4.7 million warrants for an ascribed value of $10. The warrants will expire in October 2004 and each warrant is convertible into one Class A share at an exercise price of $24.00.

Air Canada – 2002 Management Discussion & Analysis of Results / 2002 Financial Statements & Notes

     The issued capital consists of common shares, Class A shares and Series 1 preferred shares. The changes during 2001 and 2002 in the outstanding number of common and Class A shares and their aggregate stated value during those years are as follows:

	2002	2001

Share Capital and Other Equity Summary (net of issue costs):
Common shares	$521	$521
Class A shares	296	296
Series 1 preferred shares	125	125
Warrants	10	10
Convertible subordinated debenture conversion option	25	25

Total	$977	$977

	Common Shares		Class A Shares
	Number (000)	Amount	Number (000)	Amount

December 31, 2000	79,051	$521	41,109	$296
Share purchase options exercised	13	—	6	—

December 31, 2001	79,064	$521	41,115	$296
Share purchase options exercised	6	—	—	—

December 31, 2002	79,070	$521	41,115	$296

Stock Option Plan

The details of the Corporation’s share option plan, under which eligible employees are granted options to purchase common shares and Class A shares, at a price not less than the market value of the shares at the date of granting, are as follows:

		Weighted		Outstanding		Exercisable
		Average		Weighted		Weighted
		Remaining		Average		Average
	Total	Contractual	Range of	Exercise	Total	Exercise	Expiry
	Outstanding	Life (Years)	Exercise Price	Price	Exercisable	Price	Dates

Common
	1,867	5.97	$2.79 - $ 6.99	$6.20	1,382	$6.15	2003-2012
	2,879	7.64	$7.00 - $ 9.99	$8.74	1,001	$8.47	2005-2011
	2,310	6.71	$10.00 - $12.99	$10.57	1,361	$10.90	2008-2010
	395	7.23	$13.00 - $19.67	$16.24	198	$16.24	2010

	7,451				3,942

Class A Non-Voting
	732	7.24	$2.79 - $ 4.99	$4.29	299	$4.54	2003-2012
	430	6.04	$5.00 - $ 6.99	$5.62	298	$5.73	2004-2012
	841	7.12	$7.00 - $ 7.99	$7.25	368	$7.32	2005-2011
	331	5.80	$8.00 - $12.49	$11.10	273	$11.48	2008-2010

	2,334				1,238

Air Canada – 2002 Management Discussion & Analysis of Results / 2002 Financial Statements & Notes

     A summary of recent option activities is as follows:

	2002		2001

		Weighted Average		Weighted Average
	Shares (000)	Share Price	Shares (000)	Share Price

Common
Beginning of year	7,500	9.14	4,931	9.24
Granted	100	6.38	2,640	8.93
Exercised	(6)	3.38	(13)	6.60
Forfeited	(143)	11.03	(58)	9.03

End of year	7,451	9.07	7,500	9.14
Class A shares
Beginning of year	1,959	7.06	1,258	7.10
Granted	375	3.99	707	6.97
Exercised	—	—	(6)	5.51
Forfeited	—	—	—	—

End of year	2,334	6.57	1,959	7.06

     All options are exercisable on the basis of 25% of the options granted per year on a cumulative basis, beginning after one year and expiring after ten years.

     As disclosed in note 2(r), the Corporation elected the fair value method of accounting for the Corporation’s stock option plan. The fair value of options issued in 2002 was $1. The charge to compensation expense for stock options issued since January 1, 2002 is less than $1. None of the options issued since January 1, 2002 have been exercised.

     The weighted average grant date fair value of options issued in 2002 has been estimated at $2.86 using the Black-Scholes option-pricing model. This fair value is based on a weighted average risk-free rate of 5.07%, weighted average expected stock price volatility of 86% and a weighted average expected life of 5 years.

     As CICA 3870 is applied prospectively such that the fair value method of accounting has not been applied to prior years, the charge for the current year may not be representative of the charge that will be taken in future years.

Shareholder Rights Plan

The Shareholder Rights Plan, which expired on May 14, 2002 at the 2001 annual shareholders meeting, was not readopted.

Share Appreciation Plans

		Units
	Total units	exerciseable
	under the	at Dec. 31,	Strike	Expiry
	plan (000)	2000 (000)	Price	Dates

Pilots (1)	4,000	2,817	$7.50	Sept. 2003
Management and ATS (2)	1,500	766	$6.09	Sept. 2004
Management(3)	750	—	$6.47	Sept. 2004
Management and ATS (4)	304	—	$5.07	Jan. 2007

The Corporation has the following four share appreciation plans:

1.	Pilots: This plan was entered into in September 1998. All remaining units outstanding are exercisable. The net earnings impact of this program in 2002 was nominal (nominal in 2001).

2.	Management and Administrative and Technical Support group: This plan was entered into in February 1999. All remaining units outstanding are exercisable. The net earnings impact of this program in 2002 was nominal ($1 favourable in 2001).

3.	Management: This plan was entered into in September 2001. 0.5 million units remain to be issued under the plan with 0.250 million units exercisable in each of September 2003 and September 2004. The net earnings impact of this program in 2002 was nominal (no expense in 2001).

4.	Management and Administrative and Technical Support group: This plan was entered into in January 2002 with the units issued as of that date. The units issued become exercisable one year after issuance. The net earnings impact of this program in 2002 was nominal.

Air Canada – 2002 Management Discussion & Analysis of Results / 2002 Financial Statements & Notes

13. EARNINGS PER SHARE

The following table outlines the calculation of basic and diluted loss per share (in millions, except per share amounts):

Year ended December 31	2002	2001

NUMERATOR
Numerator for basic earnings per share:
Loss from continuing operations	$(828)	$(1,315)
Effect of potential dilutive securities:
After tax income from convertible subordinated debentures	11	11
Add back anti-dilutive impact	(11)	(11)

Adjusted loss for diluted earnings per share	$(828)	$(1,315)

DENOMINATOR
Denominator for basic earnings per share:
Weighted-average shares	120	120
Effect of potential dilutive securities:
Class A non-voting preferred shares	10	10
Convertible subordinated debentures	9	9
Stock options	1	2

	20	21

Add back anti-dilutive impact	(20)	(21)

Denominator for diluted earnings per share:
Adjusted weighted-average shares	120	120

Basic and diluted loss per share	$(6.89)	$(10.95)

     The effect of potential dilutive securities were not included in the calculation of diluted earnings per share in 2002 and 2001 as the result would be anti-dilutive.

     The dilutive effect of outstanding warrants and stock options on earnings per share is based on the application of the treasury stock method. Under the treasury stock method, the proceeds from the exercise of such securities are assumed to be used to purchase common shares and Class A shares.

     For the year ended December 31, 2002, the following securities were not included in the calculation of dilutive potential common shares as the exercise price exceeded the average trading value of the shares: 7,216,357 options for common shares with an exercise price between $5.99 - $19.67; 2,240,569 options for Class A shares with an exercise price between $3.33 - $12.49; and 4,700,000 warrants with an exercise price of $24.00.

     For the year ended December 31, 2001, the following securities were not included in the calculation of dilutive potential common shares as the exercise price exceeded the average trading value of the shares: 7,486,409 options for common shares with an exercise price between $4.72 - $19.67; 1,958,969 options for Class A shares with an exercise price between $2.79 - $12.49; and 4,700,000 warrants with an exercise price of $24.00.

     The effect of potential dilutive securities on cash flow per share from operations is calculated on the same basis.

14. FUTURE INCOME TAXES

Significant components of the Corporation’s future tax assets and liabilities as at December 31, 2002 are as follows:

	2002	2001

Future tax assets
Non-capital loss carry forwards	$443	$374
Loyalty program deferred revenue	18	28
Deferred gains on sale and leaseback of assets	253	261
Post-employment obligations	68	10
Accounting provisions not currently deductible for tax	254	217
Unrealized foreign exchange losses	78	107
Net other	—	26

Total future tax assets	$1,114	$1,023

Future tax liabilities
Tax depreciation in excess of book depreciation	50	88
Net other	48	—

Total future tax liabilities	98	88

Net future tax assets	1,016	935
Less valuation allowance	1,044	591

Net recorded future income tax asset (liability)	$(28)	$344

     In the fourth quarter 2002, consistent with the economic uncertainty in the airline industry as discussed in note 1, an additional valuation allowance of $400 was recorded to reduce Air Canada’s unconsolidated future income tax asset to zero. Similarly, in the third quarter 2001, the Corporation recorded a valuation allowance of $453 against the value of the future income tax asset. Since the third quarter 2001, the future income tax recoveries have been offset by a valuation allowance. Air Canada’s subsidiaries continue to tax affect results of operations where appropriate. As at December 31, 2002 the valuation allowance amounts to $1,044. The unrecognized tax benefit remains available for use in the future. The restructuring process as described in note 1 may potentially result in utilizing a portion of the tax benefit as a consequence of the reduction or elimination of liabilities.

Air Canada – 2002 Management Discussion & Analysis of Results / 2002 Financial Statements & Notes

     The reconciliation of income tax attributable to continuing operations, computed at the statutory tax rates, to income tax expense is as follows:

	2002	2001

Provision (recovery) based on combined federal and provincial tax rates	$(167)	$(403)
Non-taxable portion of capital gains	16	(63)
Large corporations tax	12	7
Non-deductible expenses	10	23
Effect of tax rate changes on future income taxes	9	33
Effect of declining tax rates in future years	40	132
Other	11	31

	(69)	(240)

Valuation allowance – recovery offset	53	117
Valuation allowance – asset write-off	400	453

	453	570

Provision for income taxes	$384	$330

     Significant components of the provision for (recovery of) income taxes attributable to continuing operations are as follows:

	2002	2001

Current tax expense	$12	$7
Future income tax benefit relating to temporary differences	(90)	(280)
Future income tax expense from tax rate reductions	9	33
Valuation allowance	453	570

Income tax expense	$384	$330

     The following are the tax loss expiry dates:

Year of expiry	Tax losses

2003	$10
2004	119
2005	17
2006	65
2007	104
2008	896
2009	144

$1,355

     Income taxes paid in 2002 were $7 (2001 $6 refund).

15. COMMITMENTS

The Corporation has commitments to purchase, along with spare engines, two Airbus A321 and two Airbus A340-500 in 2003 and three Airbus A340-600 in 2004. Payments under the commitments, totalling $970, are payable in 2003 in the amount of $448 and 2004 in the amount of $522. As at December 31, 2002 the Corporation has received financing commitments of $940 for these aircraft deliveries (refer to note 21). Other purchase commitments in 2003 for property, ground equipment and spare parts, amount to approximately $101.

     The Corporation has also committed to leasing, under operating leases, aircraft on a long-term basis to be delivered as follows: two Airbus A319 and six Airbus A320 in 2003 and three Airbus A320 in 2004 (refer to note 21). Total lease payments over the full term of the leases will be approximately $730 and are payable as follows:

2003	$28
2004	68
2005	75
2006	61
2007	50
Thereafter	448

$730

     Future minimum lease payments under existing operating leases of aircraft and other property amount to $7,697 (2001 $7,591) using year-end exchange rates.

	Operating Leases	Other Property
	of Aircraft	Operating Leases

2003	$1,397	$111
2004	1,286	86
2005	1,100	78
2006	1,023	70
2007	444	65
Thereafter	1,880	157

	$7,130	$567

     Operating lease commitments include currency swaps to convert a significant portion of US dollar lease rentals into Canadian dollar lease rentals for five Canadair Regional Jet operating leases until lease terminations in 2007 and to convert a significant portion of Canadian dollar lease rentals into US dollar lease rentals for three Airbus A330 operating leases until January, 2010. These currency swaps, with unrelated creditworthy third parties, were put in place on the inception of the leases and have a fair value at December 31, 2002 of $14 (2001 $12) in favour of unrelated creditworthy third parties, taking into account foreign exchange rates in effect at that time.

     The Corporation has entered into certain interest rate swaps with an unrelated creditworthy third party in order to manage the interest rate exposure on the leasing of two Boeing 767-300 aircraft. The fair value of these interest rate swaps at December 31, 2002 was $24 in favour of the Corporation (2001 $1 in favour of the unrelated creditworthy third party).

Air Canada – 2002 Management Discussion & Analysis of Results / 2002 Financial Statements & Notes

16. PENSION AND OTHER BENEFIT PLANS

The Corporation and its subsidiaries maintain several defined benefit and defined contribution plans providing pension, other retirement and post-employment benefits to its employees. The Corporation is the administrator and sponsoring employer of a number of pension plans registered under the Pension Benefits Standard Act, 1985 (Canada). In addition, the Corporation maintains a number of supplementary pension plans, which are not registered. For disclosure purposes, the Corporation is distinguishing the registered plans from the supplemental plans. Information about the Corporation’ s defined benefit plans, in aggregate, is as follows:

	Pension Benefits–		Pension Benefits–
	Registered Plans		Supplemental Plans		Other Benefits
	2002	2001	2002	2001	2002	2001

Change in benefit obligation
Benefit obligation at beginning of year	$8,700	$7,995	$561	$484	$565	$479
CAIL acquisition	—	—	—			—
Service cost	160	152	18	11	56	50
Interest cost	559	539	42	33	39	35
Plan participants’ contributions	109	104	6	6	—	—
Amendments	59	16	71	1	1	5
Benefits paid	(418)	(390)	(17)	(14)	(49)	(45)
Actuarial (gain) loss	(31)	257	5	40	61	36
Special termination benefits	—	8	—	—	—	—
Impact of curtailment	—	1	—	—	—	—
Foreign exchange	26	18	—	—	—	5

Benefit obligation at end of year	9,164	8,700	686	561	673	565

Change in plan assets
Fair value of plan assets at beginning of year	8,859	9,211	49	17	27	33
Actual return on plan assets	(572)	(92)	(5)	1	(1)	(1)
Employer contribution	12	—	35	39	37	40
Plan participants’ contributions	109	104	6	6	—	—
Benefits paid	(418)	(390)	(17)	(14)	(49)	(45)
Foreign exchange	19	26	—	—	—	—

Fair value of plan assets at end of year	8,009	8,859	68	49	14	27

Funded status	(1,155)	159	(618)	(512)	(659)	(538)
Unrecognized net actuarial (gain) loss	1,063	(150)	123	114	131	70
Unrecognized prior service cost	673	699	165	111	23	28
Unrecognized net transition obligation	(28)	(48)	—	—	—	—

Prepaid (accrued) benefit cost	$553	$660	$(330)	$(287)	$(505)	$(440)

Weighted average assumptions as of December 31
Discount rate on obligation	6.50%	6.50%	6.50%	6.50%	6.50%	6.50%
Expected return on plan assets	8.00%	8.00%	8.00%	8.00%	8.00%	8.00%
Rate of compensation increase	4.25%	4.25%	4.25%	4.25%

     Included in the above accrued benefit obligation and fair value of plan assets at December 31 are the following amounts in respect of only those plans that are not fully funded:

	Pension Benefits–		Pension Benefits–
	Registered Plans		Supplemental Plans		Other Benefit Plans
	2002	2001	2002	2001	2002	2001

Accrued benefit obligation	$9,164	$1,488	$686	$561	$673	$565
Fair value	8,009	1,362	68	49	14	27
Funded status	$(1,155)	$(126)	$(618)	$(512)	$(659)	$(538)

Air Canada – 2002 Management Discussion & Analysis of Results / 2002 Financial Statements & Notes

     The Corporation’s net defined benefit plan expense is as follows:

	Pension Benefits–		Pension Benefits–
	Registered Plans		Supplemental Plans		Other Benefits
	2002	2001	2002	2001	2002	2001

Net benefit plan expense
Current service cost	$160	$152	$18	$11	$56	$50
Interest cost	559	539	42	33	40	35
Expected return on plan assets	(684)	(660)	(2)	(1)	(2)	(2)
Amortization of prior service cost	86	82	16	12	6	5
Amortization of net transition obligation	(21)	(21)	—	—	—	—
Amortization of experience (gains) losses	11	20	5	3	3	—
Special termination benefits	—	8	—	—	—	—
Impact of curtailment/settlement	—	1	—	—	—	—
Decrease in valuation allowance	—	(23)	—	—	—	—

	$111	$98	$79	$58	$103	$88

     The expense for the Corporation’s defined contribution plan is $7 (2001 $6).

     Sensitivity analysis on the Corporation’s 2002 pension expense based on different actuarial assumptions with respect to discount rate and expected return on plan assets is as follows:

Increase in 2002
Pension Expense

Impact of .25% decrease in discount rate on obligation assumption	10
Impact of .25% decrease in the long-term rate of return on plan assets assumption	16

     Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A 10.75% annual rate of increase in the per capital cost of covered health care benefits was assumed for 2002 (2001 9.75%). The rate is assumed to decrease gradually to 5% by 2011. A one percentage point increase in assumed health care cost trend rates would have increased the service and interest costs by $4 and the obligation by $20. A one percentage point decrease in assumed health care cost trend rates would have decreased the service and interest costs by $4 and the obligation by $26.

17. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (REFER TO NOTE 21)

The Corporation manages its exposure to changes in interest rates, foreign exchange rates and jet fuel prices through the use of various derivative financial instruments. Senior management is responsible for setting acceptable levels of risk and reviewing risk management activities as necessary. The Corporation uses derivative financial instruments only for risk management purposes, not for generating trading profits.

Credit Exposure of Derivatives

The Corporation’s theoretical risk in the derivative financial instruments described below is the cost of replacing the contracts at current market rates in the event of default by any of the counterparties. However, the Corporation does not anticipate such default as it only transacts with unrelated creditworthy third parties, and the relative market positions with each unrelated creditworthy third party are monitored to ensure an adequate diversification of risk.

Interest Rate Risk Management

The Corporation has entered into interest rate swap agreements in order to manage the interest rate exposure associated with certain long-term debt obligations. The notional amounts of the swaps do not represent amounts exchanged between parties and are not a measure of the Corporation’s exposure resulting from the use of swaps. The amounts exchanged are based on interest rates applied to the notional amounts. The aggregate fair value of these agreements as at December 31, 2002 was $9 (2001 $6) in favour of unrelated creditworthy third parties, taking into account interest rates in effect at the time of the valuation.

     The Corporation has also entered into various forward interest rate agreements, with maturities of less than one year, to manage the risks associated with interest rate movement on US and Canadian floating rate debt. The notional amounts of the agreements do not represent amounts exchanged between parties and are not a measure of the Corporation’s exposure resulting from the use of the agreements. The amounts exchanged are based on interest rates applied to the notional amounts. The aggregate fair value of these agreements as at December 31, 2002 was less than $1 (2001 $2) in favour of unrelated creditworthy third parties. The Corporation also has interest rate swaps related to aircraft financing commitments (note 15).

Foreign Exchange Risk Management

The Corporation has entered into certain foreign exchange contracts, with maturities of less than one year, to manage the risks

Air Canada – 2002 Management Discussion & Analysis of Results / 2002 Financial Statements & Notes

associated with foreign currency exchange rates. As at December 31, 2002 the aggregate face amount of such contracts was approximately $315 (2001 $570). The related fair market value of these contracts at December 31, 2002 was $23 (2001 $9) in favour of the Corporation.

     In 2002 the Corporation designated future foreign currency surplus cash flows in Euro, Swiss francs and Japanese yen as an accounting hedge against foreign exchange fluctuations of subordinated perpetual debt. In 2001 and 2002, the Corporation generated sufficient net surplus cash flows in Euro, Japanese yen and Swiss francs to cover debt servicing requirements in these currencies.

     The Corporation has also entered into cross currency swap agreements. The fair value of these agreements at December 31, 2002 was $101 (2001 $59) in favour of the Corporation and nil (2001 $24) in favour of unrelated creditworthy third parties. These hedging contracts settle at the maturity date of the related debt.

Fuel Price Risk Management

The Corporation enters into contracts with certain financial intermediaries, not exceeding two years, to manage its exposure to jet fuel price volatility. Gains and losses resulting from fuel hedging transactions are recognized as a component of fuel expense. As at December 31, 2002 the Corporation had effectively hedged approximately 14% of its projected 2003 fuel requirements. As at December 31, 2002 the fair value of fuel contracts was $23 in favour of the Corporation (2001 $38 in favour of unrelated creditworthy third parties).

Concentration of Credit Risk

The Corporation does not believe it is subject to any significant concentration of credit risk. Cash and short-term investments are in place with major financial institutions, Canadian governments and major corporations. Accounts receivable are generally the result of sales of tickets to individuals through geographically dispersed travel agents, corporate outlets, or other airlines, often through the use of major credit cards.

Statement of Financial Position Financial Instruments - Fair Values

The carrying amounts reported in the consolidated statement of financial position for cash and short-term investments, accounts receivable and accounts payable approximate fair values due to the immediate or short-term maturities of these financial instruments.

     The fair value of long-term debt, including the current portion, and subordinated perpetual debt is based on rates currently available to the Corporation for debt with similar terms and maturities. The fair value of long-term and subordinated perpetual debt and capital lease obligations as at December 31, 2002 was $2,888 (2001 $3,276) compared with carrying values of $4,687 (2001 $5,111).

18. CONTINGENCIES

Various lawsuits and claims are pending by and against the Corporation and provisions have been included in current liabilities where appropriate. It is the opinion of management supported by counsel that final determination of these claims will not have a material adverse effect on the financial position or the results of the Corporation.

     Under certain aircraft lease agreements, the Corporation may be required to provide residual value support not exceeding $633 (2001 $631). Independent appraisals as at December 31, 2002 have indicated it is unlikely the Corporation will be required to provide this support beyond amounts for which provisions are being reflected in the Corporation’s accounts. The Corporation retains a residual value interest in these leased aircraft through purchase options.

19. SEGMENT INFORMATION

For passenger, the allocation to service is determined based on flight destination. Cargo revenues are not allocated by service as the amounts are not significant. Non-transportation revenues are almost exclusively attributable to Canada.

Year ended December 31	2002	2001	%Change

TRANSPORTATION REVENUE
Passenger
Canada - Mainline	$2,845	$2,737	4
Canada - Regional	690	845	(18)

	3,535	3,582	(1)
US Transborder - Mainline	1,775	1,931	(8)
US Transborder - Regional	170	187	(9)

	1,945	2,118	(8)
Atlantic - Mainline	1,556	1,398	11
Pacific - Mainline	802	723	11
Other International - Mainline	352	302	17

Passenger revenue	8,190	8,123	1
Cargo revenue	585	578	1

Total transportation revenue	8,775	8,701	1

NON-TRANSPORTATION REVENUE
Aeroplan	309	230	34
Technical Services	239	224	7
Other	503	456	10

Total non-transportation revenue	1,051	910	15

Total operating revenue	$9,826	$9,611	2

Air Canada – 2002 Management Discussion & Analysis of Results / 2002 Financial Statements & Notes

Property and equipment

Air Canada is a Canadian based domestic and international carrier and while the Corporation’s flight equipment is used on various routes internationally, for purposes of segment reporting, the Corporation attributes the location of flight equipment to Canada. As a consequence, substantially all of the Corporation’s property and equipment and goodwill are related to operations in Canada.

20. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP) which differ in certain respects from accounting principles generally accepted in the United States (US GAAP). The following represents the principle differences affecting net income, the statement of financial position and shareholders’ equity. It does not include all the disclosures required by US GAAP.

Consolidated Statement of Operations

	2002	2001

Loss for the year in accordance with Canadian GAAP	$(828)	$(1,315)
Convertible debentures	2	2
Pension costs	7	2
Goodwill amortization	—	8
Pre-operating costs	(11)	—
Employee severance costs	(54)	(73)
Aircraft introduction costs	2	(17)
Derivative instruments and revenue hedging	32	(13)
Cumulative adjustment related derivative instruments adjustment	—	(46)
Aircraft lease adjustment	9	(13)
Current year income adjustments before the following	(13)	(150)
Income tax recovery (provision)	—	(57)
Current year income adjustments	(13)	(207)
Loss for the year in accordance with US GAAP	(841)	(1,522)

Minimum pension liability adjustment	(155)	(21)
Unrealized loss on available-for-sale securities (2001 – net of tax of $5)	—	(10)
Cumulative adjustment related to derivative instruments adjustment (2001 – net of tax of $20)	—	(30)
Derivative instruments (2001 – net of tax of $13)	—	20

Comprehensive loss for the year in accordance with US GAAP	$(996)	$(1,563)

Air Canada – 2002 Management Discussion & Analysis of Results / 2002 Financial Statements & Notes

Consolidated Statement of Financial Position

	2002	2001

Property and equipment
Balance under Canadian GAAP	$2,279	$2,830
Aircraft lease adjustment	378	399

Balance under US GAAP	$2,657	$3,229

Deferred charges
Balance under Canadian GAAP	$1,781	$1,619
Aircraft lease adjustment	(167)	(153)
Adjustment for derivative instruments	32	(15)
Adjustment for revenue hedging	(151)	—
Aircraft introduction costs	(21)	(23)
Pre-operating costs	(11)	—

Balance under US GAAP	$1,463	$1,428

Goodwill
Balance under Canadian GAAP	$510	$510
CAIL pension adjustment	(75)	(75)
Employee severance costs	(100)	(100)
Amortization adjustment	9	9
CAIL equity accounting adjustment	(124)	(124)

Balance under US GAAP	$220	$220

Other assets
Balance under Canadian GAAP	$1,071	$1,146
Adjustment for derivative instruments	145	80
Adjustment for pension costs	780	111
CAIL pension adjustment	156	138

Balance under US GAAP	$2,152	$1,475

Accounts payable and accrued liabilities
Balance under Canadian GAAP	$1,713	$1,857
Adjustment for derivative instruments	10	60
Employee severance costs	—	(54)

Balance under US GAAP	$1,723	$1,863

Long-term and subordinated perpetual debt
Balance under Canadian GAAP	$4,314	$4,580
Aircraft lease adjustment	300	344
Adjustment for derivative instruments	31	7
Reclassification of convertible debentures	19	21

Balance under US GAAP	$4,664	$4,952

Other long-term liabilities
Balance under Canadian GAAP	$1,405	$1,279
Adjustment for derivative instruments	40	74
Adjustment for pension costs	980	156

Balance under US GAAP	$2,425	$1,509

Shareholders’ equity
Balance under Canadian GAAP	$(2,288)	$(1,460)
Reclassification of convertible debentures	(25)	(25)
Current year income adjustments	(13)	(207)

Current year adjustments for comprehensive income
Pension costs	(155)	(21)
Available-for-sale securities	—	(10)
Derivative instruments adjustment	—	(10)

Cumulative prior year adjustments for
Derivatives	(59)	—
Aircraft lease adjustment	(98)	(85)
Pension costs	8	6
Convertible securities	4	2
CAIL equity accounting adjustment	(124)	(124)
Employee severance costs	(119)	(46)
Goodwill amortization adjustment	9	1
Aircraft introductory costs	(23)	(6)
Future income tax	128	160

Comprehensive income
Pension costs	(45)	(11)
Derivatives	(17)	—
Available-for-sale securities	—	15

Balance under US GAAP	$(2,817)	$(1,821)

Air Canada – 2002 Management Discussion & Analysis of Results / 2002 Financial Statements & Notes

Restatement of 2001 US CAAP Results

During the year, there were certain balances that were restated in the US GAAP reconciliation as a result of differences noted and additional guidance being provided. The Corporation has determined that these restatements are not material to the financial statements. The US GAAP information related to Pension Costs, Derivative Financial Instruments, Lease Accounting and Goodwill as at and for the year ended December 31, 2001 has been restated. The $11 impact of these restatements on the loss in 2001 as disclosed in the consolidated statement of operations is not material.

Convertible Securities

Under Canadian GAAP, proceeds from the issue of convertible securities are split between long-term debt and shareholders’ equity, resulting in a debt discount that is amortized to expense over the term of the debt. Under US GAAP, convertible securities are treated as long-term debt in their entirety.

Goodwill Amortization and Employee Severance Costs

Under Canadian GAAP in effect on the purchase date, liabilities assumed on the purchase of a business may include benefits to be paid to employees for their voluntary termination provided certain criteria are met. The treatment of these costs as an assumed liability results in an increase in goodwill recognized on the acquisition. Under US GAAP, a liability and expense for such benefits is required to be expensed by the acquirer in the period employees accept the offer rather than as an adjustment of goodwill. In the current year, there is no GAAP difference as goodwill is no longer amortized for both Canadian and US GAAP.

     Under Canadian GAAP, investments accounted for by the cost method are not restated retroactively to the equity method when the investor acquires control of the business and thus consolidates the investment. US GAAP requires this restatement. As a result of the retroactive application of the equity method under US GAAP in 2000, goodwill and related amortization expense reported for the acquisition under Canadian GAAP differs from that reported for US GAAP.

Aircraft Introduction Costs

Under Canadian GAAP, aircraft introduction costs are deferred and amortized. Under US GAAP, these costs are expensed as incurred.

Available-for-sale Securities

Under Canadian GAAP, portfolio investments are accounted for using the cost method and gains or losses are recognized in the period in which the investment is sold. Under US GAAP, portfolio investments classified as available-for-sale securities are carried at market values with unrealized gains or losses included in comprehensive income and as a separate component of shareholders’ equity. Realized gains or losses are recognized in the period in which the investment is sold.

Derivative Financial Instruments

Under Canadian GAAP, the nature and fair value of derivative instruments are disclosed. The Corporation also applies hedge accounting to derivative financial instruments and anticipated transactions identified as hedging items as explained in note 2s).

     Effective in 2001 under US GAAP, all derivatives are recorded on the balance sheet at fair value. Opening adjustments are recorded as a cumulative adjustment to income for fair value hedges and as a cumulative adjustment to other comprehensive income for cash flow hedges. As opening January 1, 2001 cash flow hedges are settled, the amount recorded in other comprehensive income is allocated to income. Going forward, the Corporation has elected not to designate any derivatives as hedging instruments for US GAAP purposes and as such, changes in the fair value of all derivative instruments are recorded in income.

     As described in note 2s), under Canadian GAAP, the Corporation may designate a hedging relationship, using certain anticipated transactions as the hedging item. Under US GAAP, only derivatives can be designated as hedges.

Lease Accounting

Under Canadian GAAP, certain of the Corporation’s aircraft leases are accounted for as operating leases. Under US GAAP, these aircraft would be accounted for as if they were owned, with the assets, liabilities, expenses and cash flows related to these aircraft reported as such in the Corporation’s financial statements.

Income Taxes

The income tax recovery (provision) adjustment includes the income tax effect of the above US GAAP/Canadian GAAP adjustments. It also reflects that under Canadian GAAP, the liability method of accounting for income taxes requires that accumulated tax balances be adjusted to reflect substantively enacted changes in future tax rates and regulations. Under US GAAP, tax balances are calculated using currently enacted tax rates and regulations. Consistent with the accounting policy under Canadian GAAP, a valuation allowance has been recorded under US GAAP (note 14).

Extraordinary Gains

Included in net income is gains on the purchase and amendment of debt of $118 (2001 $52) that for US GAAP reporting purposes is classified as an extraordinary gain. Under US GAAP the calculation of earnings per share is disclosed before extraordinary gains.

     The requirement to disclose the earnings per share impact of extraordinary gains related to debt settlements is eliminated effective for fiscal years beginning after May 15, 2002. This change will require retroactive restatement of earnings per share information for the year ended December 31, 2003.

Employee Future Benefits

Beginning in 2000, under Canadian GAAP, CICA #3461 was applied in a manner that produced recognized and unrecognized amounts for employee future benefit plans the same as those determined by the application of US GAAP with the exception of the recognition of a minimum pension liability adjustment. In addition, under US GAAP, pension valuation allowances are not permitted.

Air Canada – 2002 Management Discussion & Analysis of Results / 2002 Financial Statements & Notes

Pre-operating Costs

Under Canadian GAAP, eligible pre-operating costs are deferred and amortized. Under US GAAP, these costs are expensed as incurred.

Comprehensive Income

Under US GAAP, comprehensive income must be reported which is defined as all changes in equity other than those resulting from investments by owners and distributions to owners. Cumulative comprehensive income (loss) as at December 31, 2002 was $(197) (2001 $(42)).

Provision for Loss on Aircraft and Inventory

Under Canadian GAAP, provision for loss on aircraft and inventory are permitted to be classified as non-operating. Under US GAAP, provision for loss on aircraft and inventory are classified as operating. Accordingly, under US GAAP, the operating loss would be increased by $32 (2001-$176).

     Under Canadian GAAP, an impairment loss is recorded at the amount by which the carrying amount exceeds net recoverable amount. In US GAAP, the impairment loss for assets that do not meet the held for sale criteria is recorded at the amount by which the carrying amount exceeds fair value. The aircraft, as described in note 3, which are removed from active service, do not meet the held for sale criteria as, under current market conditions, sale within one year is uncertain. For these assets for which impairment losses were recorded in 2002, there is no significant difference between fair value and net recoverable amount.

Accounting for Costs Associated with Exit or Disposal Activities

In 2002, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 146, Accounting for Costs Associated with Exit or Disposal Activities (“SFAS 146”). This Statement requires that a liability for a cost associated with an exit or disposal activity be recognized at fair value when the liability is incurred. Prior to SFAS 146, a liability for costs associated with an exit or disposal activity was recognized as of the date of the commitment to an exit plan. The provisions of SFAS 146 are effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of SFAS 146 will affect the timing and recognition of certain costs associated with future exit or disposal activities.

Consolidation of Variable Interest Entities

In January 2003, the US Financial Accounting Standards Board issued Financial Interpretation Number 46 – Consolidation of Variable Interest Entities (“FIN 46”). The guidance in Fin 46 is consistent with the newAcG-15 as described in note 2. In the US, FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003. The Corporation continues to evaluate the potential future impact this guideline will have on its financial position and results of operations under both Canadian and US GAAP.

Guarantor’s Accounting and Disclosure Requirements for Guarantees

In 2002, the Financial Accounting Standards Board issued Financial Interpretation Number 45 – Guarantor’ s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (“FIN 45”). FIN 45 requires disclosure about obligations under certain guarantees issued by the Corporation. It also requires the recognition of a liability at the inception of a guarantee based on the fair value of the obligation. The recognition requirements are effective for guarantees issued after December 31, 2002 and are not expected to have a material effect on the Corporation’ s US GAAP consolidated statement of operations.

Earnings per Share

	2002	2001

Loss per common share before cumulative accounting change and extraordinary item	$(7.98)	$(12.71)
Impact of:
Derivative instruments adjustment	—	(0.38)
Impact of extraordinary item	0.98	0.43

Loss per common share	$(7.00)	$(12.66)
Loss per common share assuming dilution before cumulative accounting change and extraordinary item	$(7.98)	$(12.71)
Impact of:
Derivative instruments adjustment	—	(0.38)
Impact of extraordinary item	0.98	0.43

Loss per common share assuming dilution	$(7.00)	$(12.66)

Air Canada – 2002 Management Discussion & Analysis of Results / 2002 Financial Statements & Notes

21. SUBSEQUENT EVENTS

Aeroplan

On January 27, 2003, the Corporation announced that it had entered into an agreement to sell a 35% interest in Aeroplan Limited Partnership, a wholly owned subsidiary of Air Canada, for approximately $245. The transaction was subject to due diligence, completion of final documentation and certain other closing conditions. Originally expected to close at the end of the first quarter, on March 11, 2003 the Corporation announced that it had agreed to extend the deadline by which closing was to occur to April 30, 2003, and subsequently extended to May 31,2003.

     Due mainly to the impact of the CCAA as described in note 1, the transaction, as originally announced, will be subject to a restructuring of the terms and, dependent upon a successful restructuring of the terms, is expected to close upon the Corporation’ s emergence from CCAA.

Japanese Yen Perpetual Debt Amendment

Due mainly to the impact of the CCAA, the previously announced transaction regarding the replacement of 20 billion JPY of the Corporation’s subordinated perpetual debt with a 20 billion JPY term loan will not be completed.

Workforce Reduction

During the first quarter, Air Canada announced its intention to reduce its workforce by 3,600. This workforce reduction was to reduce the Corporation’s non-unionized workforce by 20% and the unionized workforce by 10%. Subsequent to this announcement, and in conjunction with the CCAA filing, the Corporation is undertaking a restructuring, which may increase the workforce reductions over those previously announced. The Corporation continues to plan for the implementation of this workforce reduction and termination costs, if any, will be recorded once the plan is final and communicated to the affected employee groups.

     The Corporation continues its discussions with unions representing employees at the mainline and regional carriers. The Corporation has outlined to union leadership a revised labour cost reduction target of $770, before the impact of pension and benefit program changes. On May 9, 2003 the Court directed and ordered that Air Canada, Jazz and ZIP and their respective unions commence meetings on May 12 with a Court appointed Facilitator in an effort to conclude discussions by May 21, 2003.

Ancillary Impacts of CCAA

Associated with the restructuring and the CCAA filing as described in note 1, the Applicants are reviewing the operational, commercial, financial and corporate structure of the Corporation and will propose a plan of reorganization. Certain disclosures in these notes contain forward looking information that may no longer be applicable and the status of which will be determined by the outcome of the restructuring process under the CCAA. Amongst other things, this uncertainty applies to disclosures regarding commitments to purchase aircraft and other purchase commitments, the status of the lease deposits and aircraft lease payments in excess of rent expense, the funding requirements of the Corporation’ s pension plans and the status of the Corporation’ s outstanding derivative hedging instruments. In addition, financing commitments related to aircraft deliveries may no longer be available. Financing commitments related to the sale and leaseback of cargo facility related equipment is no longer available.

Pension Plans

On March 21,2003, the Office of the Superintendent of Financial Institutions (OSFI) issued a Temporary Direction instructing Air Canada to make contributions in excess of the minimum required under the regulations and legislation. Specifically, Air Canada was requested to remit an amount approximately equal to the contribution holidays taken in 2002, and to cease taking contribution holidays.

     On April 1, 2003, Air Canada filed an application in Court for protection from its creditors under the Companies’ Creditors Arrangement Act (CCAA). The Court order currently in effect allows Air Canada to cease making contributions to funded pension plans, pending further order of the Court. Pension benefit payments from the registered pension plans continue to be paid.

     Following these events, Air Canada conducted an update on the financial position of its pension plans as of January 1, 2003 to determine the funded status of its pension plans. Due to the impact of the negative stock market returns and declining interest rates, the financial update reports revealed solvency deficits equal to approximately $1,300 for all domestic registered pension plans on a combined basis.

     The Company intends to discuss the future of the pension plans with its stakeholders. It is uncertain at this time what the outcome of these discussions will be. The funding requirements as well as the accounting implications vis-a-vis the pension plans will largely depend on the outcome of these discussions.

Operating Environment

A weak revenue environment intensified in April primarily as a result of the devastating impact of the rapid acceleration of the SARS outbreak, not only on Asian routes but on the Airline’ s entire network and in particular its main hub in Toronto. This environment is translating into reduced forward bookings and as a result, on May 13, 2003, the Corporation announced immediate and aggressive actions to reduce operating costs until such time as traffic levels stabilize. These actions include significant capacity reductions amounting to 17 percent on a year over year basis mainly on Asian and Transborder routes which will result in the grounding of approximately 40 aircraft in Air Canada and its subsidiary, Jazz.

Air Canada – 2002 Management Discussion & Analysis of Results / 2002 Financial Statements & Notes